Exhibit 99.3

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

REPORT DATED: August 14, 2025

Page | 1

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Page | 2

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

1.	Introduction

This management’s discussion and analysis (“MD&A”), dated August 14, 2025, provides a review of, and discusses the financial position and results of operations of, Almonty Industries Inc. (Nasdaq: ALM; TSX: AII; ASX: AII; Frankfurt: ALI1) (“Almonty” or the “Company”) for the three and six months ended June 30, 2025. It should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company and notes thereto for the three and six months ended June 30, 2025 (the “Interim Financial Statements”).

A glossary of terms is affixed to the last page of this MD&A. Capitalized terms used but not otherwise defined herein have their respective meanings ascribed thereto in the glossary of terms. All currency figures in this MD&A appear in thousands of Canadian dollars, except per common share amounts, unless otherwise stated. All per common share amounts and figures relating to the price and number of common shares reflect the Share Consolidation, as such term is defined in Section 3 of this MD&A.

2.	Business Overview

Almonty is a diversified and experienced global producer of tungsten concentrate. The Company is primarily engaged in the development of the Sangdong tungsten mine project (the “Sangdong Mine”) located in Gangwon Province, the Republic of Korea (“Korea” or “South Korea”), and is currently mining, processing and shipping tungsten concentrate from the Panasqueira tin and tungsten mine in Covilha, Castelo Branco, Portugal (the “Panasqueira Mine”). Additionally, the Company is evaluating its Valtreixal tin and tungsten mine project located in Western Spain in the province of Zamora (the “Valtreixal Mine”) and its molybdenum project with inferred mineral resources on a separate property adjacent to the tungsten orebody at the Sangdong Mine (the “Sangdong Molybdenum Project”). The Company also owns the Los Santos tungsten mine located near Salamanca, Spain (the “Los Santos Mine”), which is currently under care and maintenance.

3.	Recent Developments

During the three months ended March 31, 2025:

●	On January 29, 2025, Almonty announced that it entered into an exclusive offtake agreement with SeAH M&S (“SeAH”), the largest processor of molybdenum products in Korea and one of the largest molybdenum oxide smelters globally. Under the agreement, SeAH has committed to purchase 100% of the molybdenum concentrate produced from the Sangdong Molybdenum Project over the life of the mine. The agreement includes a floor price of US$19.00 per pound of contained molybdenum and is structured as a long-term supply arrangement. The Sangdong Molybdenum Project is fully permitted for both mining and environmental activities. SeAH is also constructing a US$110 million manufacturing facility in Temple, Texas.

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Despite the proximity of the Sangdong Molybdenum Project to the Sangdong Mine, for the purposes of NI 43-101, they are considered by the Company to be on two different properties. This conclusion is based on the fact that the two projects are comprised of entirely distinct mineral deposits, each of which will be developed independently without shared common infrastructure. Specifically, the Sangdong Molybdenum Project is expected to be a standalone mining operation, featuring its own dedicated underground mine infrastructure, including a separate mining shaft or portal, and its own processing facilities. These operational distinctions underscore that the Sangdong Molybdenum Project will function as a different mine, wholly independent from the Sangdong Project, and the Company does not, on the date hereof, anticipate significant synergies between the projects. Based on the information available as of the date hereof, the Company is currently planning for production at the Sangdong Molybdenum Project to begin in the coming years. The production capacity at the Sangdong Molybdenum Project is currently under review by Almonty.

During the three months ended June 30, 2025:

●	On April 4, 2025, Almonty confirmed that, based on current information, the recent Executive Order issued by the United States government concerning reciprocal tariffs on specific goods does not impact its tungsten products. Almonty’s tungsten ore, concentrates, oxides, and related materials, classified under HTS codes 2611.00.30, 2611.00.60, and 2825.90.30, are specifically excluded from the new tariff measures. The Company believes that this exemption reinforces the strategic importance of tungsten within critical mineral supply chains and supports the stability of Almonty’s access to U.S. markets.

●	On April 17, 2025, Almonty announced it was invited to participate in the U.S. Critical Minerals Forum, a high-level initiative funded by the Defense Advanced Research Projects Agency (DARPA). The forum brings together key stakeholders from industry, academia, and government to support the development of secure and sustainable supply chains for critical materials. Almonty’s participation reflects its role in the responsible sourcing and production of tungsten, a mineral identified as critical to U.S. national defense and innovation objectives.

●	On May 7, 2025, Almonty announced it entered into an off-take agreement with Tungsten Parts Wyoming, Inc. and Metal-Tech Ltd. to supply a minimum of 40 metric tonnes of tungsten oxide per month exclusively for U.S. defense applications. Under this agreement, all tungsten oxide provided by Almonty will be processed into tungsten metal powder for use in U.S. defense production programs, including missile, drone, and ordnance systems. The agreement has a three-year term with automatic annual renewals and features a hard floor price with no cap on the ceiling price and will commence upon Almonty’s initial production of commercially saleable tungsten oxide from the nano tungsten oxide downstream processing plant in Korea, near the Sangdong Mine, which the Company is currently assessing for development.

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

●	On May 30, 2025, Almonty announced it had appointed Alan Estevez to its board of directors. Mr. Estevez most recently served as the U.S. Under Secretary of Commerce for Industry and Security. Prior to this, he held senior roles within the U.S. Department of Defense, including Principal Deputy Under Secretary of Defense for Acquisition, Technology, and Logistics. Mr. Estevez brings extensive expertise in national security, defense logistics, and strategic trade matters relevant to the critical minerals sector.

●	On June 2, 2025, Almonty announced it had received bipartisan recognition from the U.S. House Select Committee on the Strategic Competition Between the United States and the Chinese Communist Party. The Committee acknowledged Almonty’s role in supporting U.S. efforts to strengthen domestic supply chains for critical minerals, highlighting the strategic relevance of the Sangdong Mine and the Company’s planned U.S. Domestication (as hereinafter defined). The Committee also expressed interest in ongoing engagement and potential collaboration with Almonty to support the U.S. defense industrial base, including supply chain integration with American defense contractors and potential contributions to the U.S. National Defense Stockpile.

●	On June 30, 2025, Almonty announced that its common shares had been added to the S&P/TSX Global Mining Index, effective as of market open on June 23, 2025. The S&P/TSX Global Mining Index serves as a benchmark for globally traded mining companies reflecting the Company’s growing profile in the global mining sector and ongoing momentum in the tungsten industry.

Subsequent to June 30, 2025:

●	On July 3, 2025, the Company announced that, following a reassessment of its mining portfolio conducted by the Company, the Company concluded that, on the basis of its current strategy, including management’s focus and the deployment of resources on the Sangdong Mine and the expected economic importance to the Company of the expected production at Phase I relative to its other properties, as well as the expected timing and significant potential production increase of Phase II, the Sangdong Mine is the only mineral project on a property that is material to the Company for the purposes of NI 43-101. In connection with the reassessment, the Company voluntarily filed an updated NI 43-101 technical report related to the Sangdong Mine. The technical report is available on SEDAR+ at www.sedarplus.ca under Almonty’s profile. On July 11, 2025 the Company also filed an updated technical report for the Sangdong Mine with the ASX which was prepared in accordance with the Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves (2012) (the “JORC Code”). There were no material changes between the technical reports filed under NI 43-101 and the JORC Code.

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

●	On July 3, 2025, Almonty effected a 1.5-to-1 consolidation of its common shares (the “Share Consolidation”) and its common shares commenced trading on a post-consolidated basis on July 7, 2025.

●	On July 15, 2025, the Company closed its initial public offering of 20,000,000 common shares in the United States at a price of US$4.50 per common share for gross proceeds of US$90 million, which common shares commenced trading on the Nasdaq Capital Market on July 14, 2025 under the ticker symbol “ALM” *the “Nasdaq IPO”). The Company intends to use up to approximately 1% of the net proceeds of the offering to fund remaining early-stage development activities for a nano tungsten oxide downstream processing plant in Korea, near the Sangdong Mine (the “Tungsten Oxide Facility”) and up to approximately 84% of the net proceeds of the offering toward the development of the Tungsten Oxide Facility, with the remaining net proceeds to be used primarily for working capital, corporate expenses, business development, potential future acquisitions and other purposes.

4.	Overall Performance and Discussion of Operations

Financial Information

The following financial information is for the three and six months ended June 30, 2025 and 2024:

	Three months ended		Six months ended
	30-Jun-25	30-Jun-24	30-Jun-25	30-Jun-24
	$’000	$’000	$’000	$’000
Gross revenue	7,192	7,938	15,100	15,762
Mine production costs	7,581	6,169	14,169	12,834
Care and maintenance	284	264	564	527
Depreciation and amortization	271	294	559	584
Income from mining operations	(944)	1,211	(192)	1,817

General and administrative costs	4,088	1,533	7,494	3,008
Non-cash compensation costs	6,773	543	7,624	935
Loss before the under noted items	(11,805)	(865)	(15,310)	(2,126)

Interest expense	1,122	1,128	2,328	2,551
Loss (gain) on valuation of embedded derivative liability	6,942	(79)	9,851	2
Loss (gain) on valuation of warrant liabilities	38,084	(515)	63,894	(406)
Foreign exchange loss	314	394	1,414	1,297
Tax provision	(58)	-	34	5
Net loss for the period	(58,209)	(1,793)	(92,831)	(5,575)
Loss per share – basic	$(0.30)	$(0.01)	$(0.49)	$(0.03)
Loss per share – diluted	$(0.30)	$(0.01)	$(0.49)	$(0.03)
Dividends	-	-	-	-

Cash flows provided by (used in):
Operating activities	(13,221)	(4,301)	(17,622)	(5,422)
Investing activities	(7,069)	(8,862)	(14,871)	(16,230)
Financing activities	28,037	3,996	49,460	7,140

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

The following table sets forth a summary of the Company’s consolidated mine production costs for the periods presented:

	Three months ended		Six months ended
	30-Jun-25	30-Jun-24	30-Jun-25	30-Jun-24
	$’000	$’000	$’000	$’000
Production Costs:
Allocated from (to inventory)	(594)	128	(530)	968
Mining ore costs	4,828	4,112	9,006	6,236
Processing costs	3,187	1,736	5,385	5,354
Selling costs	160	193	309	276
Total Production Costs	7,581	6,169	14,169	12,834

The following table sets forth a summary of the Company’s consolidated financial position as of the dates presented:

	30-Jun-25	31-Dec-24
	$’000	$’000
Cash	24,684	7,830
Total assets	315,597	256,349
Long-term debt	192,690	158,022
Shareholders’ equity	10,460	39,073

Other
Outstanding common shares (‘000)	195,861	176,947
Weighted average outstanding common shares (‘000)
Basic	188,202	169,357
Fully diluted	188,202	169,357
Closing common share price	$6.72	$1.36

Analysis of Financial Information

Gross revenue for the three months ended June 30, 2025 was $7,192 ($7,938 for the three months ended June 30, 2024) and $15,100 for the six months ended June 30, 2025 ($15,762 for the six months ended June 30, 2024).

Production at the Panasqueira Mine during the three months ended June 30, 2025 decreased by 15.6% compared to the three months ended June 30, 2024. Production at the Panasqueira Mine decreased 8.7% for the six months ended June 30, 2025 compared to the six months ended June 30, 2024.

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Decreased overall production at the Panasqueira Mine was a result of a lower amount of ore mined and processed during the three and six months ended June 30, 2025 when compared to the three and six months ended June 30, 2024. In addition, during the three months ended June 30, 2025, fewer underground faces were worked on, yielding lower-grade material, as a result of temporarily diverting resources to Level 4 during the quarter. Shipment volumes from the Panasqueira Mine decreased by 18.7% overall in the three months ended June 30, 2025, and 20.8% overall in the six months ended June 30, 2025, when compared to the three and six months ended June 30, 2024. Overall revenue at the Panasqueira Mine decreased by $746 or 9.4% in the three months ended June 30, 2025, or $662 or 4.2% for the six months ended June 30, 2025, when compared to the three and six months ended June 30, 2024. As at December 31, 2024, the Company recorded deferred revenue of $74 (December 31, 2023: $1,062) relating to shipments of concentrate that occurred during the first week of January 2025. As a result, this amount has been included in revenue for the six months ended June 30, 2025.

Mine production costs for the three months ended June 30, 2025 (including direct mining costs, milling costs, tailings costs and waste rock stripping costs associated with current production) were $7,581 (or 105% of revenue), compared to $6,169 (or 77.8%) for the three months ended June 30, 2024, and $14,169 (or 93.8% of revenue) for the six months ended June 30, 2025, compared to $12,834 (or 81.4%) for the six months ended June 30, 2024.

The Company carries out a quarterly assessment of its ore and in-process ore and finished goods inventory as well as its stockpiles of long-term tailings inventory to ensure that the carrying is recorded at the lower of cost and net realizable value. Any adjustments to the carrying value of ore, in-process ore and finished goods inventory are included in cost of goods sold (mine production costs). No write-downs of finished goods inventory were recognized during the three or six months ended June 30, 2025 or June 30, 2024. Any adjustment to long-term tailings inventory that is recognized as an impairment amount is expensed through the statement of operations as an addition to mine production costs. Conversely, any adjustment to long-term tailings inventory that is recognized as a reversal of prior period impairment charges is recorded as a reduction in mine production costs. Reversals may occur in future periods as a result of continued increases in the expected price of an MTU of APT in future periods.

Loss from mining operations during the three months ended June 30, 2025 was ($944), compared to income from mining operations in the three months ended June 30, 2024 of $1,211, and a loss of ($192) for the six months ended June 30, 2025, compared to income of $1,817 for the six months ended June 30, 2024.

General and administrative costs of $4,088 incurred during the three months ended June 30, 2025, or $7,494 for the six months ended June 30, 2025, were significantly higher than the $1,533 recorded during the three months ended June 30, 2024, or $3,008 for the six months ended June 30, 2024, as a result of additional legal fees and shareholder communication costs incurred relating to shareholder-approved change in Almonty’s jurisdiction of incorporation from Canada to the State of Delaware (the “U.S. Domestication”). General and administrative costs include employee salaries and employment-related expenses of all non-mining/processing personnel as well as corporate overhead costs, business development and corporate development costs, listing and transfer agent fees, accounting, legal and other professional fees and travel.

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

A foreign exchange loss on the revaluation of interest-bearing long-term debt and non-interest-bearing trade payables denominated in United States dollars, and in Euro, of $314 was recorded during the three months ended June 30, 2025, or $1,414 for the six months ended June 30, 2025, due to the appreciation of the Canadian dollar versus the United States dollar and Euro. This compared to a foreign exchange loss of $394 recorded for the three months ended June 30, 2024 or $1,297 for the six months ended June 30, 2024.

A loss on valuation of embedded derivative liabilities of $6,942 was recorded during the three months ended June 30, 2025, or $9,851 for the six months ended June 30, 2025, in conjunction with various convertible debentures, compared to a gain of $79 during the three months ended June 30, 2024, or a loss of $2 during the six months ended June 30, 2024 (see Note 8 of the Company’s Q2-2025 Interim Financial Statements for further details).

A loss on valuation of share purchase warrant (“warrant”) liabilities of $38,084 was recorded during the three months ended June 30, 2025, or $63,894 for the six months ended June 30, 2025 compared to a gain of $515 during the three months ended June 30, 2024 or a gain of $406 for the six months ended June 30, 2024. The Company uses the Black-Scholes Option Pricing Model to measure the fair value of warrant liabilities, wherein the Company’s trading price is the main driver for calculating the resulting amount. The revaluation of this derivative non-cash liability, arising from an increase in the common share price from C$1.36 per common share (on a post-consolidation basis) at December 31, 2024, to C$6.72 per common share (on a post-consolidation basis) at June 30, 2025, resulted in the recognition of a non-cash loss of $38,084 (2024 – gain of $515) in the statements of operations and comprehensive loss during the three months ended June 30, 2025. (See the section entitles “Loss on Valuation of Warrant Liabilities” below.)

Net loss for the three months ended June 30, 2025 was ($58,209) or ($0.30) per common share, or ($92,831) or ($0.49) per common share for the six months ended June 30, 2025. This compares to net loss of ($1,793), or ($0.01) per common share, for the three months ended June 30, 2024, or ($5,575) or ($0.03) per common share for the six months ended June 30, 2024.

Mineral Projects

Sangdong Mine

The Company is primarily engaged in the development of the Sangdong Mine.

The Sangdong Mine is fully permitted, and the Company expects to complete construction at the Sangdong Mine in the second half of 2025, leveraging existing infrastructure with long-lead time equipment previously delivered. The Company expects to commence production at the Sangdong Mine in the second half of 2025. During the second quarter of 2025, the Company made substantial progress in underground mine development and advancement of processing plant construction to support production readiness. Additionally, the Company is in the process of finalizing soft commissioning at the Sangdong Mine. The Company remains on time and on budget with respect to its current mine plan.

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

The Company has the opportunity to materially increase the throughput capacity at the Sangdong Mine. This expansion is fully permitted under existing Phase I approvals, and during the development of Phase I, some components have been built which may support a higher throughput or expansion. It is expected that, subject to positive operating results from Phase I and prevailing market conditions, Phase II could be advanced as early as 2026.

Tungsten Oxide Facility

The Company is also intending the development of a tungsten oxide facility (the “Tungsten Oxide Facility”), a nano tungsten oxide downstream processing plant in South Korea near the Sangdong Mine to process the tungsten oxide from the Sangdong Mine and to supply the South Korean battery anode and cathode manufacturing industry, reducing the costs of such processing by avoiding the need to export tungsten oxide outside of South Korea for processing and reimporting it for sale to local customers. To date, the Company has completed a pre-basic engineering study in March 2025 with UTG Universaltechnik GmbH, forming the basis for current design and cost planning. The Tungsten Oxide Facility is to be located in Yeongwol County on a greenfield site, secured under a memorandum of understanding with the local government, as announced on July 11, 2024. The Company expects to source feedstock for the Tungsten Oxide Facility from other tungsten producers as well as its existing and future mining operations. This includes the planned Phase II expansion of the Sangdong Mine, which is currently expected to serve as the primary initial source. The Company may also evaluate the use of concentrate from the Panasqueira Mine, whether from current output or potential future expansion, as well as material from other Company-owned assets in Spain, subject to further technical and economic assessment. As of the date hereof, no final sourcing decisions have been made beyond the expected production from Phase II. The plant is expected to process scheelite and wolframite concentrates into high-purity WO₃, with an initial nameplate production capacity of 4,000 tonnes per year and the option to scale up to 6,000 tonnes per year. As of the date hereof, the Tungsten Oxide Facility remains in the pre-construction stage and is not yet material to the Company’s current operations. No significant capital expenditure has been incurred to date.

Panasqueira Mine

The Company is currently mining, processing and shipping tungsten concentrate from the Panasqueira Mine. The Company is also planning an extension of the Panasqueira Mine, with the potential to extend the life of the mine and significantly increase production capacity. Key objectives of this extension include increased ore throughput and improved average head grade, while continuing to serve customers who rely on the mine’s concentrate. Initial indications suggest that the extension expected may increase production to ~124,000 MTUs of WO₃ concentrate.

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Between the third quarter of fiscal 2019 and the second quarter of fiscal 2021, management at the Panasqueira Mine determined that it would mine certain ore with a lower grade so as to enable work to be done to ensure that access to ore with the usual higher grade would be accessible in the future. Tungsten recovery rates for the three- and six-month periods ended June 30, 2025, remained generally stable compared to the corresponding periods in fiscal 2024 and were consistent with the expected average recovery rate for the life of mine, subject to minor deviations observed over the longer term.

Mined grades in the three- and six-month periods ended June 30, 2025 were generally consistent with the levels achieved under the revised mine plan implemented by Almonty since its acquisition of the Panasqueira Mine in January 2016. Production of by-product metals, namely copper and tin, provided additional revenue streams that supported and improved the cash flow profile of the Panasqueira mining operation.

Los Santos Mine

In February 2020, as a result of additional testing work, Almonty placed the Los Santos Mine into care and maintenance. The Company is considering reopening operations in the near future once it has finalized plans to modify the plant’s infrastructure, through an approximately €1 million capital expenditure, which is expected to result in improved recovery rates from the future processing of its tailings inventory.

Valtreixal Mine

The Company is evaluating its Valtreixal Mine, a potential open pit operation located in Western Spain in the province of Zamora. The principal potential products are tungsten and tin.

Market for Tungsten Concentrate

The tungsten market is characterized by its critical importance to various high-tech and industrial applications and is deemed a critical material by the European Union, the United States, Australia, Canada, and South Korea due to its supply risks and economic value. The global tungsten market is relatively small in volume but highly concentrated in supply, with China dominating over 80% of the market in 2024 (Source: U.S. Department of the Interior – U.S. Geological Survey, Mineral Commodity Summaries, 2025). This concentration has led to increased market tension and supply chain vulnerabilities, particularly as geopolitical tensions rise and China limits exports of tungsten. The market’s tight supply conditions and the strategic importance of tungsten in critical industries are expected to support sustained price strength over the medium to long term.

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Market demand for tungsten concentrate continued to be stable from the first quarter of fiscal 2023 and through to the end of the three- and six-month period ended June 30, 2025. The current average Spot APT price is approximately US$494 per MTU. More recently, tungsten concentrate pricing has been positively affected by a number of factors including global defense sector demand and the threat of tariffs (see the section entitled “Risks and Uncertainties” below). Notably, Almonty enters into individual off take agreements with its customers which generally set a minimum price.

The average of the high and low weekly quoted price for European APT according to the Metal Bulletin (“MB”) European weekly quotation for APT (from which Almonty’s concentrate prices are derived by the formulae under its supply agreements) averaged the following:

Three Months	Tungsten APT European Average High-Low		Tungsten APT European Average High-Low	Three Months	Tungsten APT European Average High-Low		Tungsten APT European Average High-Low
Ended	US $ / MTU	Year Ended	US $ / MTU	Ended	US $ / MTU	Year Ended	US $ / MTU
31-Dec-19	$242	31-Dec-19	$253
31-Mar-20	$236			31-Mar-23	$335
30-Jun-20	$224			30-Jun-23	$328
30-Sep-20	$213			30-Sep-23	$315
31-Dec-20	$228	31-Dec-20	$225	31-Dec-23	$314	31-Dec-23	$323
31-Mar-21	$274			31-Mar-24	$316
30-Jun-21	$275			30-Jun-24	$348
30-Sep-21	$306			30-Sep-24	$335
31-Dec-21	$322	31-Dec-21	$294	31-Dec-24	$333	31-Dec-24	$333
31-Mar-22	$340			31-Mar-25	$360
30-Jun-22	$349			30-Jun-25	$453
30-Sep-22	$340			08-Aug-25	$494
31-Dec-22	$323	31-Dec-22	$338

Source: Metal Bulletin, ammonium para tungstate (APT), European (US$/MTU).

Almonty prices its tungsten concentrate product (on volumes of material that are not subject to a fixed-price contract) in relation to the prior month’s average weekly quoted price for APT on the MB European weekly quotation service and the Metal Pages pricing service.

5.	Summary of Quarterly Results

	2nd Quarter (2025) (“Q2-2025”)	1st Quarter (2025) (“Q1-2025”)	4th Quarter (2024) (“Q4-2024”)	3rd Quarter (2024) (“Q3-2024”)
Period Ended	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024
Total Revenue	7,192	7,908	6,280	6,794
Net income (loss)	(58,209)	(34,622)	(5,404)	(5,319)
Basic loss per common share	($0.30)	($0.13)	($0.02)	($0.02)
Diluted loss per common share	($0.30)	($0.13)	($0.02)	($0.02)
Total assets	315,597	279,041	256,349	255,280
Total long-term debt	192,690	171,612	158,022	149,748
Dividends	-	-	-	-

Page | 12

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

	2nd Quarter (2024) (“Q2-2024”)	1st Quarter (2024) (“Q1-2024”)	4th Quarter (2023) (“Q4-2023”)	3rd Quarter (2023) (“Q3-2023”)
Period Ended	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023
Total Revenue	7,938	7,824	5,421	4,459
Net income (loss)	(1,793)	(3,782)	(3,156)	(1,870)
Basic loss per common share	($0.02)	($0.01)	($0.01)	($0.01)
Diluted loss per common share	($0.01)	($0.01)	($0.01)	($0.01)
Total assets	231,163	233,638	235,334	192,151
Total long-term debt	132,779	128,576	130,067	110,513
Dividends	-	-	-	-

During all eight quarters discussed below, the Company received planned drawdowns on its KfW IPEX-Bank (“KfW”) loan facility, the funds from which were used for the development of the Sangdong Mine.

Revenues in Q2-2025 were $7,192 compared to $7,908 in Q1-2025. The Company sold 10.5% fewer MTUs of WO3 in Q2-2025 compared to Q1-2025. The production costs increased primarily due to the fact that fewer underground faces were worked on, yielding lower-grade material, as a result of temporarily diverting resources to Level 4 during the quarter. During Q2-2025, the Company also recorded a non-cash loss on revaluation of warrant liabilities totalling $38,084 as well as a non-cash loss on the revaluation of derivative liabilities totalling $6,942.

Revenues in Q1-2025 were $7,908 compared to $6,280 in Q4-2024. The Company sold 27.4% more MTUs of WO3 and produced 15.1% more MTUs of WO3 in Q1-2025 compared to Q4-2024. During Q1-2025, the Company also recorded a non-cash loss on revaluation of warrant liabilities totalling $25,810 as well as a non-cash loss on the revaluation of derivative liabilities totalling $2,909.

Revenues in Q4-2024 were $6,280 compared to $6,794 in Q3-2024. The Company sold 2.0% fewer MTUs of WO3 at a higher average selling price per MTU and produced 7.3% more MTUs of WO3 in Q4-2024 compared to Q3-2024.

Revenues in Q3-2024 were $6,794 compared to $7,938 in Q2-2024. The Company sold 27.3% fewer MTUs of WO3 and produced 21.4% fewer MTUs of WO3 in Q3-2024 compared to Q2-2024. During Q3-2024, the Company also recorded non-cash losses totalling $1,044 on revaluation of warrant liabilities and derivative liabilities totalling as well as recording $1,464 for share-based compensation expense on granting of stock options.

Page | 13

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Revenues in Q2-2024 were $7,938 compared to $7,824 in Q1-2024. The Company sold 14.8% fewer MTUs of WO3 and produced 1.3% more MTUs of WO3 in Q2-2024 compared to Q1-2024.

Revenues in Q1-2024 were $7,824 compared to $5,421 in Q4-2023. The Company sold 68.5% more MTUs of WO3 and produced 9.4% more MTUs of WO3 in Q1-2024 compared to Q4-2023. As at the end of Q4-2023, the Company recorded deferred revenue totalling $1,062 which was recognized as revenue in Q1-2024.

Revenues in Q4-2023 were $5,421 compared to $4,459 in Q3-2023. The Company sold 16.3% more MTUs of WO3 and produced 7.8% more MTUs of WO3 3 in Q4-2023 compared to Q3-2023. As at the end of Q4-2023, the Company recorded deferred revenue totalling $1,062 which was recognized as revenue in Q1-2024.

Revenues in Q3-2023 were $4,459 compared to $5,533 in the three months ended June 30, 2023 (“Q2-2023”). The Company sold 11.8% fewer MTUs of WO3 and produced 8.2% more MTUs of WO3 in Q3-2023 compared to Q2-2023.

6.	Outstanding Share Data

Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. As of the date of this MD&A, there were 217,089,839 common shares outstanding (including CDIs), 15,864,623 stock options outstanding, with each option entitling the holder thereof to acquire one common share of Almonty at a weighted average price of $1.42 per common share, and 16,594,145 warrants (which include CDI options) enabling the holders to acquire one common share (or CDI, as applicable) at prices between C$0.68 and C$1.85 (or A$1.04 and A$1.88 in the case of CDIs) expiring between Feb 2026 and Feb 2028.

Page | 14

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

As at June 30, 2025, the Company had common shares outstanding as follows:

	Number of	Amount
	Shares	$
Authorized - Unlimited number of common shares

Issued and outstanding
Outstanding at December 31, 2023	155,925,779	127,359
Shares issued for cash	12,259,413	8,320
Share issued for settlement of debt	1,875,857	1,572
Shares issued for conversion of debt	6,886,168	9,265
Outstanding at December 31, 2024	176,947,216	146,516
Shares issued for cash	8,906,881	7,288
Shares issued on exercise of options	1,278,689	2,656
Shares issued on exercise of CDI options	7,600,570	32,327
Shares issued on exercise of warrants	146,659	297
Shares issued for settlement of debt	66,667	90
Shares issued for conversion of debt	914,121	1,919
Outstanding at June 30, 2025	195,860,803	191,093

Stock Options

The Company’s omnibus equity incentive plan (the “Omnibus Plan”) was approved by the Company’s shareholders at the Company’s Annual and Special Meeting of Shareholders held on April 30, 2025, pursuant to which the Company may grant its directors, officers, employees and consultants stock options to acquire common shares, subject to a 10% insider participation limit and the maximum number of common shares reserved for issuance under the Omnibus Plan.

As of the date of this MD&A, there are 15,864,623 stock options outstanding, all of which were granted under the Omnibus Plan or the Company’s third amended and restated incentive stock option plan (which was superseded and replaced by the Omnibus Plan). The Company’s stock options do not include CDI options.

During April 2025, the Company granted stock options enabling the holders to acquire up to 1,616,664 common shares (during the six months ended June 30, 2025, the Company granted stock options enabling the holders to acquire up to 2,364,667 common shares), with exercise prices ranging from $2.43 to $3.86 per common share (or $1.79 to $3.86 during the six months ended June 30, 2025), expiring five years from issuance.

Page | 15

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

As at June 30, 2025, the Company had outstanding stock options, all of which are exercisable, as follows:

Number of
Stock Options
Options outstanding at December 31, 2023	11,383,334
Options granted	3,803,334
Options expired	(666,667)
Options outstanding at December 31, 2024	14,520,001
Options granted	2,364,667
Options exercised	(986,712)
Options outstanding at June 30, 2025	15,897,956

			Weighted Average	Weighted Average
Range of	Number	Number	Remaining	Exercise
Exercise Prices	Outstanding	Exercisable	Contractual Life	Price
$ 0.50 - $1.00	6,333,317	6,333,317	3.50	$0.82
$ 1.01 - $2.00	7,366,642	7,034,201	2.24	$1.30
$ 2.01 - $ 3.86	2,197,997	2,197,997	4.79	$3.57
	15,897,956	15,565,515	3.09	$1.42

Warrants

As at June 30, 2025, the Company had warrants outstanding as follows:

	Number of	Number of	Total Number
	CDI Options	Warrants	of Warrants
Warrants outstanding at December 31, 2023	5,626,363	5,325,114	10,951,477
Warrants issued	7,356,632	4,902,782	12,259,414
Warrants expired	(4,907,408)	(476,190)	(5,383,598)
Warrants outstanding at December 31, 2024	8,075,587	9,751,706	17,827,293
Warrants issued	7,222,222	1,684,667	8,906,889
Warrants exercised	(7,600,586)	(146,667)	(7,747,253)
Warrants expired	-	(1,197,083)	(1,197,083)
Warrants outstanding at June 30, 2025	7,697,223	10,092,623	17,789,846

		Weighted
		Average	Weighted
	Number	Remaining	Average
	Outstanding	Contractual	Exercise
Exercise Prices	& Exercisable	Life	Price
$0.68 - $0.99	3,185,182	1.34	$0.80
$1.00 - $1.50	4,029,443	0.75	$1.11
$1.51 - $1.80	2,877,998	2.54	$1.71
Total Warrants	10,092,623	1.45	$1.18

Page | 16

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

		Weighted
		Average	Weighted
	Number	Remaining	Average
	Outstanding	Contractual	Exercise
Exercise Prices	& Exercisable	Life	Price
$0.93 (AUD $1.04)	392,157	1.33	$0.93
$1.13 (AUD $1.26)	2,319,333	0.83	$1.13
$1.68 (AUD $1.88)	4,985,733	2.55	$1.68
Total CDI Options	7,697,223	1.97	$1.48

Loss on Valuation of Warrant Liabilities

The Company uses the “fixed for fixed” criteria per International Accounting Standard 32 Financial Instruments: Presentation (“IAS 32”) with respect to the measurement of warrants issued as part of a private placement. The Company’s functional currency is the Canadian dollar and, if warrants that are issued have an exercise price denominated in a currency other than the Canadian dollar, these warrants do not pass the “fixed for fixed” criteria and, as a result, are accounted for as a derivative financial liability per IAS 32. As a result, at the balance sheet date, warrant liabilities must be recorded at their fair value.

The Company uses the Black-Scholes Option Pricing Model to measure the fair value of warrant liabilities wherein the Company’s trading price is the main driver for the calculation of the resulting amount.

Given the fact that the Company’s trading price increased from C$1.37 per common share (on a post-consolidation basis) at December 31, 2024 to C$6.72 per common share (on a post-consolidation basis) at June 30, 2025, the Company recognized a loss on valuation of warrant liabilities of $38,084 for the three months ended June 30, 2025 (gain of $515 for the three months ended June 30, 2024) and $63,894 for the six months ended June 30, 2025 (gain of $406 for the six months ended June 30, 2024).

Changes in the balance of the warrant liabilities for the six months ended June 30, 2025 and year ended December 31, 2024 are summarized as follows:

	June 30,	December 31,
	2025	2024
Balance, beginning of period	5,154	958
CDI options issued	2,500	2,165
CDI options exercised	(20,849)	-
Fair Value revaluation on exercise of CDI options	6,885	-
Fair Value revaluation on CDI options at end of period	57,009	2,031
Balance, end of period	50,699	5,154

Page | 17

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

	2025	2024
Stock Price	$4.48	$0.91
Exercise Price	$1.33	$0.72
Expected life	1.86 years	1.99 years
Risk-free interest rate	2.59%	2.93%
Expected volatility	69.17%	53.23%
Expected dividends	nil	nil

Restricted Share Units

Restricted share units (“RSUs”) granted to employees under the Company’s restricted share unit plan (“RSU Plan”) or Omnibus Plan vest in accordance with the conditions determined at the time of grant. Between December 31, 2023 and June 30, 2025, the Company had RSUs outstanding as follows:

Number of RSUs
RSUs, December 31, 2023	1,166,667
RSUs granted	1,400,000
RSUs outstanding at December 31, 2024	2,566,667
RSUs granted	1,342,267
RSUs settled	(542,273)
RSUs outstanding at June 30, 2025	3,366,661

During the six months ended June 30, 2025, the Company granted 1,342,267 RSUs to directors of the Company pursuant to the RSU Plan. The value of the RSUs granted was based on the value of the underlying shares at the date of issuance. The grant resulted in the recording of share-based compensation of $3,030 during the six months ended June 30, 2025.

Page | 18

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Convertible Debentures

As at June 30, 2025, the Company had convertible debentures and convertible promissory notes outstanding as follows:

	June 30,	December 31,
	2025	2024
Balance, beginning of period	27,872	32,620
Debentures settled for shares	(1,591)	(5,963)
Debentures revalued, derivative liability component	(1,258)	-
Interest accrued	426	240
Translation adjustment	527	975
Balance, end of period	25,976	27,872

7.	Liquidity and Capital Resources

As at June 30, 2025, the Company held cash and receivables of $28,247 (compared to $10,757 as at December 31, 2024) (of which $9,514 ($2,170 as at December 31, 2024) represented cash restricted for use for the development of the Sangdong Mine). Based on the Company’s currently available non-contingent financial resources and its expected rate of cash burn, the Company expects to be able to continue operations for a minimum of 15 months.

Capital Resources

Loan and Credit Facility

KfW IPEX-Bank Loan

In conjunction with the closing of its US$75.1 million project financing with KfW in July 2022, and the additional US$20 million loan availability, the Company received the first drawdown of US$12.80 million and a second drawdown of US$4.10 million in August 2022, with a third drawdown of US$9.80 million received during November 2022, a fourth drawdown of US$5.60 million received during April 2023, a fifth drawdown of US$9.80 million received during August 2023, a sixth drawdown of US$13.68 million received in November 2023, a seventh drawdown of US$5.01 million received in July 2024, an eighth drawdown of US$5.63 million received in July 2024, a ninth drawdown of US$0.91 million received in January 2025, a tenth drawdown of US$5.00 million received in February 2025, an eleventh drawdown of US$8.87 million received in April 2025, and a final drawdown of US$6.13 million received in June 2025.

Deutsche Rohstoff AG Debt

During November 2024, the Company negotiated the extension of the maturity dates of the debt owed to Deutsche Rohstoff AG (“DRAG”) totalling $23,331, including accrued interest of $5,635, from September 30, 2025 to October 31, 2026. (See Note 18 to the Q2-25 financial statements).

Equity, Options and Other Financings

Issuance of Common Shares

Subsequent to June 30, 2025, the Company closed the Nasdaq IPO on July 15, 2025. The net proceeds from this offering, after deducting underwriting discounts and offering expenses, were approximately US$81.7 million.

Page | 19

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Warrants

During the six months ended June 30, 2025, the Company issued 146,667 common shares in conjunction with exercise of warrants for proceeds totalling $247.

Subsequent to June 30, 2025, the Company issued 158,666 common shares in conjunction with the exercise of warrants for proceeds totalling $208.

CDI Options

During the six months ended June 30, 2025, the Company issued 7,600,586 CDIs in conjunction with the exercise of CDI options for proceeds totalling $11,478.

Subsequent to June 30, 2025, the Company issued 1,037,035 CDIs in conjunction with the exercise of CDI options for proceeds totalling $1,741.

Stock Options

During the six months ended June 30, 2025, the Company issued 986,712 common shares in conjunction with the exercise of stock options for proceeds totalling $107.

Subsequent to June 30, 2025, the Company issued 33,333 common shares in conjunction with the exercise of stock options for proceeds totalling $35.

Other Financings

During the six months ended June 30, 2025, the Company secured additional financings totalling $8,543.

Long-Term Debt

The Company has $192,690 in long-term debt as at June 30, 2025 ($158,022 as at December 31, 2024), of which $21,418 is the current portion ($21,894 as at December 31, 2024), comprised of individual facilities with Spanish-domiciled banks, one facility with an Austrian bank, promissory notes owed to a shareholder, convertible loans and drawdowns on the KfW loan facility as at June 30, 2025. (See Note 8 of the Company’s Interim Financial Statements for additional details regarding each component of long-term debt.)

Sources of Financing:

On July 15, 2025, the Company closed the Nasdaq IPO.

Page | 20

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Summary of Long-Term Debt

		June 30,	December 31,
		2025	2024
Term and other loans - Euro	(a)	26,366	24,486
Term and other loans - U.S. dollar	(b)	8,186	8,634
Promissory note	(b)	250	250
Convertible debentures	(c)	25,976	27,872
Lease liabilities	(d)	493	210
Mine construction loan facility	(e)	129,896	106,876
		191,167	168,328
Less: current portion		(21,418)	(21,894)
		169,749	146,434
Fair value of derivative liabilities	(c)	11,965	1,121
Deferred financing costs		(10,442)	(11,427)

		171,272	136,128

Summary of Contractual Obligations

	Payments Due by Period
Contractual Obligations	Less than 1 year	1-2 years	3-4 years	After 5 years	Total
Debt	20,967	85,562	85,070	-	191,599
Capital Lease Obligations	129	254	110	-	493
					-
Total Contractual obligations	21,096	85,816	85,180	-	192,092

8.	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as at the date of this MD&A.

9.	Related Party Transactions

For the six-month period ended June 30, 2025, the Company paid or accrued compensation to key management personnel, which includes the Company’s chief executive officer (“CEO”), chief financial officer (“CFO”) and members of the Board of Directors, totalling $1,683 ($678 for the six-month period ended June 30, 2024).

Page | 21

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

The Company has long-term debt owing to DRAG, a company that is an existing shareholder of Almonty, and whose former chief executive officer is a member of the Board of Directors. In addition to the transactions disclosed in Notes 8(b) and 8(c) of the Company’s Q2-25 Interim Financial Statements, interest of $496 was accrued on the DRAG loans during the six-month period ended June 30, 2025 ($435 for the six-month period ended June 30, 2024). As at June 30, 2025, there is $5,635 ($5,139 as at December 31, 2024) of unpaid interest on these loans included in accounts payable and accrued liabilities.

10.	Proposed Transactions

The Company has not entered into any undisclosed proposed transactions as at the date of this MD&A.

11.	Critical Accounting Estimates

The preparation of Almonty’s consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. In particular, information about significant areas of estimation uncertainty considered by management in preparing the consolidated financial statements is described in more detail in Note 2 and Note 8 of the Company’s 2024 Annual Consolidated Financial Statements.

New and Pending Accounting Standards

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates have now been assessed by the Company and are not expected to have any impact on the Company’s consolidated financial statements. The Company has not early adopted these standards.

12.	Changes in Accounting Policies

There have been no changes in the Company’s accounting policies during the three- and six-month periods ended June 30, 2025.

13.	Financial Instruments and Risk Management

The Company’s principal financial instruments comprise cash deposits and long-term debt.

The main purpose of these instruments is to provide cash flow funding for the operations of Almonty and its subsidiaries.

The main risks arising from the Company’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk, which are described in Section 14 of this MD&A.

Page | 22

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

14.	Disclosure Control and Procedures and Internal Control of Financial Reporting

The Company’s CEO and CFO are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DC&P”) as well as its internal control over financial reporting (“ICFR”), as those terms are defined in NI 52-109.

The CEO and the CFO have designed DC&P, or caused them to be designed under their supervision, to provide reasonable assurance that:

●	material information relating to the Company is made known to them by others, particularly during the period in which the interim filings are being prepared; and

●	information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The CEO and CFO have also designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes in the Company’s ICFR that occurred during the period beginning on April 1, 2025 and ended on June 30, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

See also “Risks and Uncertainties – Financial Risks - Weaknesses in Disclosure Control and Procedures and Financial Disclosure” for a discussion of the limitations of DC&P and ICFR and efforts by management to continuously improve DC&P and ICFR and “Emerging Market Issuer Disclosure” for a discussion of how the issuer’s operations in Korea impacted the design of ICFR.

15.	Risks and Uncertainties

The Company operates in the mining industry, which presents a variety of risks and uncertainties, many of which could materially and adversely affect the Company’s business, financial condition and results of operations and could cause actual events to differ materially from those described in the Company’s forward-looking statements. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated.

The risks described therein and herein may not be the only risks faced by Almonty. Other risks which currently do not exist, or which are deemed immaterial, may surface and have a material adverse impact on Almonty’s results of operations and financial condition.

Page | 23

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Financial Risks

Ability to Continue as a Going Concern

The Company faces risks related to its ability to continue as a going concern. The Company’s financial stability is contingent upon its ability to manage substantial long-term debt, secure additional financing, and generate sufficient cash flows from its operations. Notably, the Company’s operations and development projects, including the Sangdong Mine, are capital-intensive and subject to various risks, including delays, cost overruns, and regulatory challenges. Any adverse developments in these projects could impact the Company’s cash flow and ability to meet its financial obligations. While the Company has been actively managing its financial position and securing necessary financing to support its operations and its current forecast indicates that it will have sufficient cash flows from operations and from financings to continue as a going concern and settle obligations as they come due, any changes in these estimates or adverse developments in the Company’s operations or financing activities could materially impact its ability to continue as a going concern.

Negative Cash Flows from Operations

In its most recently completed financial year, the Company has sustained net losses from operations and has had a negative cash flow from operating activities of $7.498 million. The Company continues to have negative operating cash flow from operations of $17.036 million for the six months ended June 30, 2025. It is highly likely the Company may have negative cash flow in any future period and, as a result, the Company will need to use available cash, including proceeds, to fund any such negative cash flow.

The Company anticipates increased cash flow from operating activities once production begins at the Sangdong Mine, meaning any delay would impact the Company’s ability to be cash flow positive. The Company may, in the future, seek further financing through long-term debt from financial institutions, debt or equity financing through capital markets, or private placements. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company’s projects and there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be acceptable to the Company. Any changes in these estimates or adverse developments in the availability of capital could materially impact the Company’s financial performance and results of operations.

Weaknesses in Disclosure Control and Procedures and Financial Disclosures

In its assessment of the effectiveness of internal control over financial reporting in connection with the year ended December 31, 2019, the Company determined it had ineffective design and implementation of internal controls over the financial statement close and disclosure process, including regarding assertions about the completeness, existence and accuracy of the financial information. Due to this material weakness, management concluded that ICFR was not effective as of December 31, 2019.

Page | 24

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will occur and not be detected by management before the financial statements are published. Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the fifteen months ended December 31, 2019, for the year ended December 31, 2020, for the year ended December 31, 2021, for the year ended December 31, 2022, for the year ended December 31, 2023, for the year ended December 31, 2024 and for the three and six months ended June 30, 2025. As a result of this review, management believes that there were no material inaccuracies or omissions of material fact and, to the best of its knowledge, believes that the consolidated financial statements for the fifteen months ended December 31, 2019, for the year ended December 31, 2020, for the year ended December 31, 2021, for the year ended December 31, 2022, for the year ended December 31, 2023, for the year ended December 31, 2024 and for the three and six months ended June 30, 2025 fairly present in all material respects and the financial condition and results of operations for the Company in conformity with IFRS.

Management, including the CEO and CFO, believes that any DC&P or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met, and, as such, management continues to evaluate and, as necessary, implement additional remediation measures. The Company’s current controls and procedures and any new controls and procedures that the Company develops may also become inadequate because of various factors, including changes in the Company’s business and increased complexity resulting from any international expansion. Any failure to develop or maintain effective controls and procedures or any difficulties encountered in their implementation or improvement could result in the Company’s inability to produce accurate financial statements on a timely basis, could increase the Company’s operating costs and harm the Company’s business, could result in the Company’s failure to meet the Company’s reporting and/or listing obligations, could result in a restatement of the Company’s financial statements for prior periods, could undermine investor confidence in the Company and could adversely affect the trading price of the Company’s common shares. In addition, investors’ perceptions that the Company’s internal controls and procedures are inadequate or that the Company is unable to produce accurate financial statements on a timely basis may harm the Company’s stock price.

Page | 25

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

In this context, the Company is actively progressing a structured internal control enhancement initiative throughout the third quarter of 2025, aimed at strengthening the Company’s compliance with DC&P and ICFR requirements. This initiative builds on previously identified areas for improvement and reflects management’s ongoing commitment to internal governance and financial reporting integrity.

The Company is currently working through a series of targeted enhancement measures, including:

1. realignment and formalization of control ownership across finance and reporting functions;

2. enhancement of review and approval protocols for significant and non-routine transactions;

3. improved documentation and validation of control activities related to complex estimates and manual adjustments; and

4. strengthened segregation of duties through increased staffing and realigned responsibilities.

These core activities are expected to be substantially completed during the third quarter of 2025. A detailed update on the final enhancement plan, including the actions taken, remaining items (if any), and supporting implementation timelines, is expected to be provided in the Company’s management’s discussion and analysis of financial condition and results of operations for the year ending December 31, 2025.

The Company remains committed to continuous improvement in its control environment and to ensuring a sustainable and transparent financial reporting framework going forward.

Price of Metals

The Company’s earnings are directly related to commodity prices, as revenues are derived from the sale of tungsten. In common with other commodities, tungsten markets are cyclical and may be volatile.

Almonty’s policy is to maintain exposure to commodity price movements at its mining operations. The Company sells WO3 concentrate that is denominated in US$ per MTU. Every +/- US$10.00 movement in the average price of one MTU of European APT as quoted on the Fastmarkets MB exchange impacts the Company’s revenue by +/- approximately US$8.00 per MTU of WO3 concentrate.

Page | 26

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Tungsten prices fluctuate and are affected by factors including demand from industrial sectors such as defense, aerospace, and energy, international economic and political trends, expectations of inflation, expectations of economic activity, the exchange rate of the U.S. dollar to other major currencies, political and economic conditions including international trade disputes and the imposition of tariffs, interest rates, global or regional consumption and demand patterns, speculative activities and increased production due to improved mining and production methods, production costs in major tungsten-producing regions, speculative positions taken by investors or traders in tungsten, wars and other conflicts, changes in supply and changing investor or consumer sentiment (including in connection with the transition to a low-carbon economy, investor interest in cryptocurrencies and other investment alternatives) as well as competition from alternative materials, all of which are beyond the Company’s control. Tungsten prices may also be negatively affected by any slowing of the global economy, increases in exports from one market economy countries, notably China, unfavourable shifts in tungsten demand in key markets such as Asia, Europe, and North America, and the release of tungsten concentrate onto the market from the U.S. National Defense Stockpile. The aggregate effect of these factors is impossible to predict with accuracy. There is thus no assurance that a profitable market will continue to exist for the sale of tungsten. Fluctuations in tungsten prices may materially adversely affect the Company’s financial performance or results of operations. If the market price of tungsten concentrates falls below the Company’s realized or anticipated all-in sustaining costs per MTU of production at one or more of its mines, projects or other properties and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its mining, exploration or development activities at such mines, projects or other property or at other mines or projects. A fall in the market price of tungsten concentrate may affect the Company’s ability to generate positive cash flow from operations. The Company’s current mine plans and mineral reserve and mineral resource estimates for the Sangdong Mine are generally based on an APT price of US$450 per MTU. If the price of tungsten falls below such level, the Sangdong Mine may be rendered uneconomic and production may be suspended. In addition, lower tungsten prices may require the mine plans to be changed, which may result in reduced production, higher costs than anticipated, or both, and the estimate of mineral reserves for the Sangdong Mine and mineral resources may be reduced. Also, increased volatility in the price of tungsten may result in the Company delaying or abandoning some of its growth projects.

From time to time, the Company enters into supply agreements with customers which fix the price of the product it sells for periods of time the Company deems appropriate.

Economic Dependency

Although the Company sells its tungsten concentrate to Japanese, European and North American customers, the majority of the revenue earned by the Company’s current operations is derived from sales to two customers and their affiliates under short-term supply agreements for the minerals produced at the Panasqueira Mine (the “Panasqueira Customers”). Beralt Tin & Wolfram (Portugal), S.A. (“BTW”), an indirect wholly-owned subsidiary of the Company, is a party to such agreements, which are typically renewed on an annual basis. The Company has also entered into an amended off-take agreement, originally dated March 12, 2018 (the “Amended Off-Take Agreement”) with Global Tungsten & Powders Corp. (“GTP”) for the tungsten concentrate to be mined and processed at the Sangdong Mine. Almonty is economically dependent on the revenue received from the Panasqueira Customers in order to be able to meet its current obligations and will be economically dependent on the revenue received from GTP pursuant to the Amended Off-Take Agreement once the Sangdong Mine reaches commercial production. There is no guarantee that Almonty would be able to find alternative customers on terms similarly advantageous in the future should the Panasqueira Customers or GTP cease operations or become unable to pay Almonty.

Page | 27

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Foreign Currency Risk

Fluctuations in foreign currency exchange rates may adversely affect the Company’s results of operations.

The Company’s operating results and cash flow are significantly affected by changes in exchange rates. Almonty’s wholly owned subsidiary, BTW, operates in Portugal, which uses Euros (€) as its functional currency. Its output is a commodity that is primarily priced in United States dollars (US$) which is different than the functional currency of the Company and its subsidiaries, and the Company and its subsidiaries may also incur costs or obtain indebtedness in a currency that is different from their functional currency. Additionally, Daytal Resources Spain, S.L. (“Daytal”)’s current care and maintenance expenses, as well as any potential future operating costs, are primarily denominated in Euros, which exposes the Company to currency fluctuations between the Euro and its reporting currency. Almonty’s functional currency is the Canadian dollar but it advances funds to subsidiaries in the functional currency of the subsidiary to which funds are advanced. As such, the Company’s financial performance can be significantly affected by movements in various currencies (C$, US$, € and KRW).

The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2020 to December 31, 2024, the U.S. dollar/Canadian dollar exchange rate (as reported by the Bank of Canada) fluctuated from a high of C$1.45 per US$1.00 to a low of C$1.20 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

In addition, the majority of the Company’s operating costs at the Panasqueira Mine as well as the care and maintenance costs at the Los Santos Mine are incurred in euros, and a significant portion of development costs at the Sangdong Mine are incurred in KRW. Each of these currencies has also fluctuated significantly against the U.S. dollar over the past several years. The Company may engage in mitigating transactions to limit its exposure to such risks, but there can be no assurance that any mitigating strategy will, if entered into, be successful. There can be no assurance that foreign exchange fluctuations will not materially adversely affect the Company’s financial performance and results of operations.

Page | 28

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Interest Rate Risk

Almonty’s exposure to the risk of changes in market interest rates relates to cash at banks and long-term debt with a floating interest rate. Of the long-term debt, $130,986 is subject to floating interest rates and $37,608 is subject to fixed interest rates. A portion of the floating-rate debt totalling $24,110 is subject to a fixed spread over the six- and 12-month Euro Interbank Offered Rate (“EURIBOR”). A change of 100 basis points (1.0%) in the EURIBOR would result in a $241 change in annual interest costs. The remaining floating rate debt of $106,876 is based on a fixed spread over the three-month secured overnight financing rate (“SOFR”). A change of 100 basis points (1.0%) in the three-month SOFR would result in a $1,069 change in annual interest costs. All figures provided in this risk factor are as at June 30, 2025.

The Company may in the future become a borrower of an additional material amount of funds or repay its existing outstanding long-term debt at any time without penalty. The Company’s primary operations are located in Korea, Spain, and Portugal. The ongoing uncertainty in the financial markets may have a negative impact on both the Company’s future borrowing costs and its ability to obtain debt financing.

Inflation

The Company is also affected by inflationary pressures. Inflation rates in the jurisdictions in which the Company operates have increased significantly since 2021. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour and energy. These inflationary pressures have affected the Company’s labour, commodity and other input costs and such pressures may or may not be transitory. Any continued inflation or increase in the inflation rate for the Company’s inputs, including as a result of increased tariffs affecting countries in which the Company operates or that are part of the Company’s supply chains may have a material adverse effect on the Company’s operating costs, capital expenditures for the development of its projects as well as its financial condition and results of operations.

Canadian Corporate Tax Risk

For Canadian tax purposes, on the date Almonty completes the U.S. Domestication, it will be deemed to have a year end and to have disposed of all of the Company’s property for proceeds equal to the fair market value of that property. The Company will also be subject to an additional corporate emigration tax imposed on the amount, if any, by which the fair market value of the Company’s property, net of certain liabilities, exceeds the paid-up capital of the Company’s issued and outstanding common shares.

Page | 29

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

The quantum of tax payable, if any, by the Company upon the U.S. Domestication will depend upon a number of considerations including whether the Company reorganizes and/or winds up one or more of its subsidiaries prior to the U.S. Domestication becoming effective, the valuation of the Company’s assets, the amount of its liabilities, its shareholder composition, as well as certain Canadian tax amounts, accounts and balances of the Company, each as of the time of the U.S. Domestication. There could be material adverse tax consequences that result from the U.S. Domestication or the transactions completed in relation to the U.S. Domestication in Canada. In addition, it is possible that following the U.S. Domestication, the Canada Revenue Agency may disagree with the Company’s determination of the fair market value of its properties at the relevant time and/or the Company’s determination of any of its tax accounts or tax attributes. As a result, the quantum of Canadian tax payable by the Company may materially exceed the Company’s estimates at that time. Any such adverse tax consequences could materially adversely affect the Company and its share price. For additional information on the Canadian federal income tax consequences of the U.S. Domestication, see the section entitled “Certain Canadian Federal Income Tax Considerations Related To The Arrangement” of the management information circular of the Company dated January 31, 2025 and filed on February 4, 2025, prepared for the purposes of the special meeting of the shareholders of the Company held on February 27, 2025.

Default Risk

The Company’s term loans and convertible debentures include various positive and negative covenants as well as cross-default clauses. Events beyond the Company’s control, including changes in general economic and business conditions and global health crises or pandemics, may affect the Company’s ability to satisfy these covenants, which could cause several defaults in the event the Company is in default on any of its loan agreements.

In addition, as of the date of this MD&A, the Company has pledged certain of its assets as security in order to obtain additional capital through loans. Should Almonty fail to comply with its covenants, pay any outstanding amount or remedy an event of default (as defined under the loan agreements), the lender may, among other things, have the right to demand immediate repayment of the outstanding debt or to seize and dispose of the secured assets.

Future Financing

The success of exploration programs, development programs and other transactions related to concessions could have a significant impact on the need for capital. If Almonty decides to develop one of its properties, it must ensure that it has access to the required capital. The Company could finance its need for capital by using working capital, by arranging partnerships or other arrangements with other companies, through equity financing, by taking on short-term and/or long-term debt or any combination thereof. To fund its future growth plans, the Company may become dependent on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company’s projects and there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be acceptable to the Company. To facilitate the availability of capital, the Company maintains an investor relations program to inform all shareholders and potential investors of the Company’s developments.

Page | 30

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Liquidity Risk

As of December 31, 2024, Almonty had cash and cash equivalents of approximately $7.8 million (including $2.17 million of restricted cash solely for use on the Sangdong Mine development project) and total liabilities of approximately $217.2 million, including $151.2 million of secured debt and $14.8 million of unsecured convertible debentures. As at June 30, 2025, the Company held cash and cash equivalents of $24.68 million (of which $9.51 million represented cash restricted for use for the development of the Sangdong Mine) and a working capital deficiency of $12.971 million. Although Almonty has been successful in repaying liabilities in the past and issuing new debt securities, there can be no assurance that it can continue to do so. In addition, Almonty may assume additional liability in future periods or reduce its holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures, dividends or in pursuing other business opportunities.

The Company’s level of indebtedness could have important consequences for its operations, including:

●	Almonty may need to use a large portion of its cash flow to repay the principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

●	Almonty’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

As of June 30, 2025, Almonty had approximately $21.4 million (December 31, 2024 - $21.8 million) in long-term debt maturing by the end of 2025.

In addition to future cash flow from operations, potential divestment and the creation of new joint ventures and partnerships, Almonty’s potential other sources of liquidity for the payment of its expenses and principal and interest payable on its debt in 2025 include issuing additional equity or unsecured debt. Almonty’s ability to reduce its indebtedness and meet its payment obligations will depend on its future financial performance, which will be impacted by financial, business, economic and other factors. Almonty will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Almonty cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Almonty’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Almonty may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Almonty to access the bank, public debt or equity capital markets on an efficient basis may be constrained by a dislocation in the credit markets and/or capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance.

Almonty is also exposed to liquidity and various counterparty risks including, but not limited to: (i) Almonty’s lenders and other banking counterparties; (ii) Almonty’s insurance providers; (iii) financial institutions that hold Almonty’s cash; (iv) companies that have payables to Almonty; and (v) companies that have received deposits from Almonty for the future delivery of equipment.

Page | 31

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Credit Risk

The Company deposits surplus cash with major banks of high-quality credit standing, in interest-bearing accounts that earn interest at floating rates. Trade receivables represent amounts receivable related to delivery of concentrate that have not been settled and are with the Company’s customers, all of whom have good credit ratings and the Company has not experienced any credit issues with any of its customers. Other assets include a non-interest-bearing promissory note and deposits. The carrying value of the cash and cash equivalents, trade receivables, restricted cash, promissory notes and deposits totalling $28,247 represents Almonty’s maximum exposure to credit risk.

Foreign Subsidiaries

All of Almonty’s business is carried on through its foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, including restrictions or costs on dividends or repatriation of earnings under applicable local law or any tax obligations, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or are incorporated, could restrict the Company’s ability to fund its operations and projects efficiently and the Company’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, the Company may lose all or a portion of its investment in that subsidiary. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Almonty’s valuation and stock price.

Risks Relating to the Development of the Sangdong Mine

Uncertainties and Risks Relating to the Start-Up of the Sangdong Mine

The Company’s ability to maintain current, or achieve forecast, tungsten production levels is dependent on the successful development and potential expansion of the Sangdong Mine. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including:

●	the accuracy of mineral reserve estimates;
●	metallurgical recoveries;
●	capital and operating costs of such projects;
●	the timetables for the construction, commissioning and ramp-up of such projects and any delays or interruptions;
●	the reliability of construction designs and accuracy of engineering;
●	changes in scope;
●	the ability to manage large-scale construction; and
●	the future prices of commodities.

Page | 32

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, transport issues, environmental issues, and local community relations or other events, could result in the development of the Sangdong Mine becoming impractical or uneconomic. Further, actual costs and economic returns may differ materially from the Company’s estimates, or the Company may fail or be delayed in obtaining the governmental permits and approvals necessary in connection with the project, in which case, the project may not proceed either on its anticipated timing or at all.

Frequently, new and/or expanded mining operations experience unexpected problems during the start-up phase, and delays can often occur prior to production reaching its expected steady-state levels. The Company may also experience actual capital and operating costs and operating results that differ materially from those anticipated. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at the Sangdong Mine.

Financing Risk

The development of the Sangdong Mine is heavily reliant on a US$75.1 million senior secured term loan facility from KfW, a government-backed lender that operates as part of the German state-owned KfW Group. The loan bears interest at the rate of SOFR plus 2.3%, capitalized quarterly, with repayment of principal quarterly over a 6.25-year period commencing six months subsequent to the commencement of the mine’s ramp-up period.

Any delays in the achievement of production at the Sangdong Mine could impact the Company’s ability to comply with its repayment obligations under the KfW loan facility. The Company may also be unable to comply with its repayment obligations in the event of lower-than-expected metallurgical recoveries or future commodity prices.

Page | 33

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Construction Risks

As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company. It is common in new mining operations to experience such unexpected costs, problems and delays during construction, development and mine start-up. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet, availability of appropriate material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce.

Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. A delay in start-up or commercial production would increase capital costs and delay receipt of revenues.

Off-Take Agreement

The Company has entered into the Amended Off-Take Agreement with GTP for the tungsten concentrate to be mined and processed at the Sangdong Mine. The Amended Off-Take Agreement has a term of ten years and, based upon current pricing models and subject to the terms and conditions of the agreement, the Amended Off-Take Agreement could provide more than US$575 million in revenues over a 15-year period. The realization of the benefits of the Amended Off-Take Agreement is contingent upon Almonty’s ability to meet its obligations to deliver tungsten concentrate in accordance with the terms of the agreement. Any failure to comply with the obligations under the Amended Off-Take Agreement, including failure to deliver the required quantities or quality of tungsten concentrate, could result in penalties, reduced revenues, or the termination of the agreement. The variable costs of shipping and production over the term of the contract may also affect the profitability of the agreement. Fluctuations in these costs may be influenced by factors such as fuel prices, labour costs, and regulatory changes. GTP’s failure to purchase the tungsten concentrate as agreed may also have a material impact on Almonty’s revenue. As a result, there is no guarantee that the Company will realize the revenues contemplated under the terms of the Amended Off-Take Agreement.

Page | 34

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Availability of Infrastructure

The continued development of the Sangdong Mine will require access to and an ability to maintain adequate and reliable infrastructure, including roads, power sources and water systems. If the required infrastructure is not readily available, it may have to be built, and there is no assurance that it can be built in a timely manner or at all. There is no assurance that the Company can access and maintain the infrastructure needed, or, where necessary, obtain rights of way, government authorizations and permits to construct, or upgrade the same at a reasonable cost, in a timely manner, or at all. Access to infrastructure may also be interrupted by natural causes, such as drought, floods, earthquakes, landslides and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses, as well as global pandemics. Inadequate, inconsistent or costly infrastructure could compromise many aspects of the project’s feasibility, viability and profitability, including, but not limited to the construction schedule, capital and operating costs.

Availability of Skilled Labour

The continued development of the Sangdong Mine will depend on the availability of a skilled workforce, including, but not limited to, mining and mineral, metallurgical and geological engineers, geologists, environmental and safety specialists, and mining operators to explore and develop the project. Inadequate access to an available skilled workforce could compromise many aspects of the project’s feasibility, viability and profitability, including, but not limited to, the construction and production schedules, capital and operating costs.

Technological and Innovation Risk

The development and operation of the Sangdong Mine involve advanced technologies, such as the Mine Safety DX technology developed with Korea Telecom. The successful implementation of this technology relies on the integration of advanced communication infrastructure. Any technical issues or delays in installation and operation could hinder communication and monitoring capabilities. This could lead to operational disruptions, increased costs, and production delays, negatively impacting the profitability of the Sangdong Mine.

Risks Relating to the Tungsten Oxide Facility

Project Financing and Capital Cost Overrun Risk

The Company has not yet secured all of the financing required to construct and commission its projected development of the Tungsten Oxide Facility. While a non-binding letter of intent has been entered into with KfW for up to $50 million in project financing, the finalization of this financing facility and any additional required funding remains subject to various conditions including due diligence, negotiation of definitive agreements and satisfaction of conditions precedent, such as receipt of all necessary permits.

Page | 35

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

The estimated capital cost of the Tungsten Oxide Facility is based on preliminary engineering studies and may be subject to significant change as the project advances. Unanticipated increases in construction, equipment, labour, or regulatory compliance costs could result in a funding shortfall. There can be no assurance that the Company will be able to secure the necessary project financing on acceptable terms or at all. Failure to obtain sufficient financing or to control capital costs could delay, suspend, or prevent the construction and commissioning of the Tungsten Oxide Facility, which could have a material adverse effect on the Company’s growth strategy, financial condition, and results of operations.

Execution and Construction Risk

The Tungsten Oxide Facility is a large-scale, technically complex project that remains in the pre-construction stage. The successful completion of the project is subject to numerous risks, including but not limited to: design and engineering challenges, procurement and delivery of specialized equipment, contractor and labour availability, construction delays, cost overruns, and unforeseen technical or environmental issues. Any material delay, technical failure, or increase in costs could adversely affect the project’s economics and the Company’s financial position. There can be no assurance that the Tungsten Oxide Facility will be completed on schedule, within budget, or at all, or that it will operate as intended.

Permitting and Regulatory Risk

The development and operation of the Tungsten Oxide Facility are subject to obtaining and maintaining various permits, licenses, and regulatory approvals from local, regional, and national authorities in Korea. The permitting process can be lengthy, complex, and subject to change, and there is no guarantee that all necessary approvals will be obtained in a timely manner or at all.

Operational Risks

Production

Almonty prepares estimates of future production, total cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Almonty’s future cash flows, profitability, results of operations and financial condition.

Almonty’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to mineral or ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected ore body formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, increased incidence of extreme weather events, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Production may also be impacted by delays or inefficiencies in the commissioning or operation of the flotation and chemical processing plant at the Sangdong Mine. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Page | 36

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Accuracy of Mineral Reserve and Mineral Resource Estimates

The mineral reserves and mineral resources published by the Company are estimates and no assurance can be given that the anticipated production will be achieved or that the indicated level of recovery of tungsten will be realized. Mineral reserve and mineral resource estimates are often based on tungsten recoveries in small-scale laboratory tests and may not be indicative of the mineralization in the entire orebody and the Company may not be able to achieve similar results in larger scale tests under on-site conditions or during production. Large-scale continuity and character of the Company’s deposits will only be determined once significant additional drilling and sampling have been completed and analyzed. Actual mineralization or formations may be different from those predicted. No assurance can be given that any part or all of Almonty’s mineral resources constitute or will be converted into reserves. The ore grade actually recovered by the Company may also differ from the estimated grades of the mineral reserves and mineral resources.

Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites.

Prolonged declines in the market price of tungsten may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s mineral reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. The Company estimates the recoverable amount of long-lived assets and goodwill using assumptions and if the carrying value of an asset or goodwill is then determined to be greater than its actual recoverable amount, an impairment would be recognized by reducing the Company’s earnings. Market price fluctuations of tungsten, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of ore bodies or the processing of new or different grades, the technical complexity of orebody, unusual or unexpected orebody formations, ore dilution or varying metallurgical and other ore characteristics may impair the profitability of a mine in any particular period. Failure to obtain or maintain necessary permits or government approvals, or changes to applicable tax and customs regimes or applicable legislation, could also cause the Company to reduce its mineral reserves.

Page | 37

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as production experience is gained.

The estimated mineral resources and mineral reserves provided by Almonty should thus not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates.

Competition

The mineral exploration, development and production industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower-cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses.

There is also a limited supply of desirable mineral properties available for claim staking, leasing, exploration or acquisition in the areas where the Company contemplates conducting activities. Many companies and individuals are engaged in the mining business and, as a result, the competition for these properties is intense. The Company may be at a competitive disadvantage in acquiring ore, talent or mining properties, as it must compete with these companies and individuals, some of which may have greater financial resources and larger technical staff than the Company or be able to leverage synergies that are not available to the Company.

The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

As global efforts to reduce dependency on Chinese tungsten increase, competition among non-Chinese producers may also intensify. This could impact pricing dynamics, market share, and long-term profitability. Failure to maintain cost competitiveness or secure strategic partnerships may adversely affect the Company’s market position.

Page | 38

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Dependence on Key Personnel and Employees

Recruiting and retaining appropriately qualified personnel is critical to the Company’s success. The number of persons skilled in the construction, operation, development and exploration of mining properties is limited and competition for such persons is intense. The Company competes with mining and other companies on a global basis to attract and retain employees at all levels with appropriate technical skills and operating experience necessary to operate its mines. Additionally, as the Company becomes a larger company and given that it is a publicly listed in the U.S., the Company may be required to recruit additional personnel to assist the Company in complying with new reporting requirements, listing standards and other applicable rules and regulations. The Company may not be able to fill new positions or vacancies created by expansion or turnover or attract and retain qualified personnel. Relationships between the Company and its employees may be affected by changes in the scheme of employee relations that may be introduced by relevant government authorities in the jurisdictions that the Company operates. Changes in applicable legislation or in the relationship between the Company and its employees or contractors may have a material adverse effect on the Company’s business, results of operations and financial condition.

The loss of the services of one or more of such key management personnel, including Lewis Black, the Company’s chairman, president and CEO, could have a material adverse effect on the Company. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals.

The Company believes that it has been successful in recruiting the necessary personnel to meet its corporate objectives but, as the Company’s business activity grows, it will require additional key financial, operational, technical, mining and management personnel, as well as additional staff on the operations side. There can be no assurance that the Company will be able to continue to attract and retain such personnel.

Trade Risks

Geopolitical tensions and trade disputes, particularly those affecting China, Europe, and the United States, may impact the availability and pricing of tungsten. With China accounting for a significant share of global tungsten supply, any changes in laws and regulations, export restrictions, tariffs, or sanctions could create volatility in the market and limit the Company’s ability to source materials or compete effectively.

Since the inauguration of Donald J. Trump as President of the United States of America on January 20, 2025, tariffs have been announced on goods imported to the United States from a lengthy list of countries around the world, including Canada, Korea, Spain, and Portugal. Almonty has determined that its tungsten ore, concentrates, oxide, and related materials are not subject to these tariffs. The imposition of any tariff on tungsten ore, concentrates, oxide, and related materials produced and sold by the Company and its subsidiaries may adversely affect the Company’s business, financial condition and results of operations.

Page | 39

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

The current U.S. administration has demonstrated a willingness to rapidly and unilaterally alter trade policy, including the imposition, increase, reduction, or removal of tariffs—sometimes at extreme levels and with limited advance notice. This highly dynamic and often unpredictable approach to trade regulation has created significant uncertainty for global markets. The imposition of these tariffs by the U.S. administration, any retaliatory tariffs and the resulting trade disputes between the United States and certain other nations, including China, as well as the effectiveness of the United States-Mexico-Canada Agreement and significant modification or termination of the North American Free Trade Agreement, could have a material adverse effect on international trade, the United States’ economy and the global economy and a multi-country trade war against the U.S. may develop. The economic impact of tariffs or a broader trade war on the Canadian economy, the U.S. economy and the global economy could negatively impact capital markets, commodity prices and the Company’s ability to raise funds to undertake capital expenditures. A Canada-U.S. or a broader trade war also has the potential to adversely impact global supply chains and make supplies that are required for the conduct of the Company’s activities more expensive, harder to obtain or unavailable. Scarcity in the global supply chain would likely increase the cost of supplies required generally, which could impair the Company’s ability to operate. The indirect effects of tariffs imposed by the U.S. or by counter tariffs in response are difficult to assess, but the potential for continued tariffs represents a risk and may adversely affect the Company’s business, financial condition and results of operations. Further, the recent enactment of the One Big Beautiful Bill Act has eliminated certain tax incentives for critical minerals, including tungsten, which may adversely affect the Company’s business, financial condition and results of operations.

Supply Chain Disruptions

Natural resource exploration, development, processing and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. Prolonged disruptions to the procurement of equipment, or the flow of materials, supplies and services to the Company could have an adverse impact on its operating costs, capital expenditures and construction and production schedules. These disruptions may be the result of matters outside of the Company’s control or ability to mitigate, such as from natural disasters, trade disputes, imposition of tariffs, transportation disruptions, economic instability, global pandemics or other health emergencies, international sanctions, including those imposed in the context of the invasion of Ukraine by Russia, and geopolitical concerns, such as the conflicts in the Middle East and ongoing conflict in Ukraine. Supply chain disruptions may also be manifested as rising costs or shortages of certain commodities.

Page | 40

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Raw Materials Cost

Unexpected increases in raw material costs could significantly impair Almonty’s profitability. Almonty’s mining operations use significant amounts of steel, petroleum products and other raw materials in various pieces of mining equipment, supplies and materials. If the price of steel, petroleum products or other input materials increases, Almonty’s operational expenses will increase, which could have a significant negative impact on its profitability.

Energy Supply and Power Grid Reliability

Mining operations are highly dependent on reliable and cost-effective energy supplies. Disruptions to the power grid, including outages, price volatility, or infrastructure failures, could significantly impact production timelines and increase operating costs. Additionally, reliance on regional energy sources may expose the Company to regulatory changes or shortages in energy supply. Any significant disruption to energy availability or cost increases could adversely affect operational efficiency and profitability.

Water Supply and Management

Water is a critical input to the Company’s present and planned mining operations, and the amount of water resources in the regions in which the Company operates requires the Company to consider current and future conditions in its management of water resources. Current and long-term risks include those that arise as a result of the Company’s operations and events that are out of the Company’s control such as extreme weather and other physical risks associated with climate change such as changes in rainfall and water availability.

Changes in the quantity of water in regions where the Company operates, whether excessive or deficient amounts, may affect exploration and development activities, mining and processing operations, water management and treatment facilities, tailings storage facilities, closure and reclamation efforts, and may increase levels of dust in dry conditions and land erosion and slope stability in case of prolonged wet conditions.

Water shortages may also result from environmental and climate events that are out of the Company’s control and ability to manage. For example, inadequate rainfall or the occurrence of drought may stop operations, which could materially affect production. Conversely, excessive rainfall or flooding may also result in operational difficulties, including geotechnical instability, increased dewatering demands, and additional water management requirements. In addition, the Company cannot predict the potential outcome of pending or future legal proceedings or negotiations related to water rights, claims, contracts and uses, which may impact the Company’s operations. The loss of water rights for any of the Company’s mines, in whole or in part, or shortages of water to which the Company has established rights, could impact existing operations or prevent future exploration. Further, laws and regulations may be introduced in the jurisdictions in which the Company operates which could limit its access to sufficient water resources. Additionally, failure to manage water discharge or contamination risks could lead to environmental liabilities and reputational damage.

Page | 41

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Any of the foregoing could have a material adverse effect on the Company’s results of operations and financial performance.

Infrastructure and Operational Risks

The Company’s operations depend on the effective maintenance and operation of its mining infrastructure, much of which, in Portugal and Spain, has been in service for many years. Aging infrastructure may result in increased maintenance costs, unexpected equipment failures, or operational disruptions. Additionally, delays or interruptions in the transportation of tungsten concentrate to global markets, whether caused by logistical bottlenecks, weather-related events, or third-party disruptions, could adversely affect operations.

Impairment of Assets

The Company conducts annual impairment assessments of goodwill and, at the end of each reporting period, the Company assesses whether there is any indication that long-lived assets (such as mining properties and plant and equipment) may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. Testing for impairment involves a comparison of the recoverable amount of the cash-generating unit to its’ carrying value. An impairment charge is recognized for any excess of the carrying amount of the asset group or reporting unit over its recoverable amount.

The assessment for impairment is subjective and requires management to make estimates and assumptions for a number of factors including estimates of production levels, mineral reserves and mineral resources, operating costs and capital expenditures reflected in the Company’s life-of-mine plans, as well as economic factors beyond management’s control, such as tungsten prices and observable net asset value multiples. Should management’s estimates and assumptions regarding these factors be incorrect, the Company may be required to realize impairment charges, which will reduce the Company’s earnings. The timing and amount of such impairment charges is difficult to predict.

Risks Related to Property Titles

The acquisition of title to mineral properties is a very precise and time-consuming process. Although the Company has taken reasonable measures to ensure that its property titles are valid, including receiving a title opinion from Korean counsel with respect to certain mineral rights, there is no certainty that the property titles will not be challenged or questioned. Third parties may have valid claims on underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including land claims to the lands immediately adjacent to the Company’s leased lands, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to conduct its operations on one or more of its properties as currently anticipated or permitted or to enforce its rights in respect of its properties.

Page | 42

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Laws and Regulations

The Company’s mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, territorial, state and local governments in the jurisdictions in which the Company operates and the receipt of, and compliance with, applicable permits. These laws, regulations and permits are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal and tailings management, toxic substances, environmental protection, mine safety, reporting of payments to governments and other matters. Compliance with such laws, regulations and permits can be extremely time-consuming, and may increase the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming and rehabilitating mines and other facilities.

Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The Company cannot give any assurances that such notices, notices received in the future or other regulatory actions will not result in material fines or require or otherwise result in the Company taking actions that have a material effect on its business, financial condition or results of operations.

Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, could have a material adverse effect on Almonty and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of properties.

In addition, current laws and regulations are subject to change from time to time. Any change in laws and government regulations or the implementation of new regulations or the modification of existing regulations affecting tungsten and the mining industry more generally could require significant expenditures, cause a reduction in the levels of production, or reduce demand for tungsten and other minerals and increase Almonty’s costs, any of which may have a material adverse effect on Almonty’s business, financial condition and results of operations. Changes in these regulations or in their application are beyond the control of Almonty and could adversely affect its operations, business and results of operations.

Page | 43

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Licenses and Permits

The Company’s current and anticipated future operations, including further exploration, development and production activities on the Company’s properties, require permits from various national, state/provincial and local governmental authorities. The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at their projects. In addition, the grant of required licenses and permits may be delayed for reasons outside the Company’s control. Failure to obtain such licenses and permits on a timely basis, or failure to comply with the terms of any such licenses and permits that the Company does obtain, may adversely affect their respective business as the Company would be unable to legally conduct its intended exploration, development, production of a commercially viable material, processing facility construction or mining work, which may result in increased costs, delay in activities or the Company losing its interest in its mineral properties.

Mining companies must obtain numerous permits, licenses and approvals that strictly regulate environmental, health, safety, access and other matters in connection with mining. Regulatory authorities exercise considerable discretion in whether or not to issue permits, licenses and approvals and the timing of such issuances. Almonty believes it (or its subsidiaries) presently holds all necessary licenses and permits to carry on the activities at its mineral properties, and that it is presently complying in all material respects with the terms of such licenses and permits. Almonty’s properties may be held in the form of permits, licenses and leases and working interests in permits, licenses and leases. There can be no guarantee, however, that Almonty or its subsidiaries will be able to obtain and maintain, at all times, all necessary licenses and permits required in connection with its mineral properties or any exploration or development activity or to place its properties into commercial production and to operate mining facilities thereon. If Almonty or the holder of any such permit, license or lease fails to meet the specific requirement of such permit, license or lease, the permit, license or lease, as applicable, may terminate or expire. There can be no assurance that any of the obligations required to maintain each permit, license or lease will be met. The termination or expiration of such permits, licenses or leases or the working interests relating to a permit, license or lease may have a material adverse effect on Almonty’s results of operations and business.

Private individuals and the public at large often possess rights to comment on and otherwise engage in the permitting, licensing and approval processes, including through intervention in the courts. Accordingly, new permits, licenses and approvals required by Almonty to fully exploit its properties may not be issued, or if issued, may not be issued in a timely fashion, or may contain requirements which restrict Almonty’s ability to conduct its mining operations or to do so in a profitable manner.

As at June 30, 2025, there is a restoration provision of $3.213 million (December 31, 2024 – $3.161 million) with respect to the Sangdong Mine based on the amount assessed by the relevant local government authorities. Actual costs may exceed the provision amount due to unforeseen circumstances, changes in regulatory requirements, or inaccuracies in the local government authorities’ initial assessment.

Page | 44

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

In addition to authorizations required in connection with its mineral properties, other mines that may be acquired by Almonty will require governmental authorizations and permits before these properties can be developed and brought into production. Access to such lands for mining purposes may be restricted by present or future legislation. Accordingly, there can be no assurance that Almonty will be able to obtain the necessary authorizations to further develop its mineral properties or other resource properties that it may acquire in the future.

To the extent such authorizations are required and not obtained, Almonty may be restricted or prohibited from proceeding with planned exploration, development and production activities.

Mining Risks and Insurance Limitations

Almonty’s exploration, development and mining operations are subject to significant risks beyond the control of management that can delay tungsten mining or delivery, or increase the cost of mining. Such risks include environmental hazards (including relating to regulated substances), industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, seismicity, cave-ins, rock bursts, rock falls, pit wall failures, flooding and ore losses (from theft or otherwise). Such risks could result in, among other things, damage to, or destruction of, mineral properties or production infrastructures and facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability.

Additionally, risks may arise with respect to the management of tailings and waste rock, mine closure, rehabilitation and management of closed mine sites (whether the Company operated the mine site or acquired it after operations were conducted by others). Additionally, risks may arise with respect to the management of tailings and waste rock, mine closure, rehabilitation and management of closed mine sites (whether the Company operated the mine site or acquired it after operations were conducted by others). While rare, a failure of one of the Company’s large tailings storage facilities, which are effectively large dams that must be engineered, constructed and monitored to assure structural stability and avoid leakages or structural collapse, could lead to property damage, environmental harm, or pose safety risks.

In the course of exploration, development, and production of mineral properties, several risks may be encountered, particularly those involving unexpected or unusual geological or operating conditions. It is not always possible to fully insure against such risks, and Almonty may decide not to take out insurance against certain risks due to high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in the value of Almonty’s securities.

While the Company maintains insurance coverage against various risks, including operational and environmental hazards, such coverage may not adequately protect against all potential liabilities. Certain risks, including rock bursts, slides, fires, earthquakes or other adverse environmental occurrences, industrial accidents, labour disputes, political and social instability, technical difficulties due to unusual or unexpected geological formations, failures of pit walls, shafts, head frames, and/or underground workings, flooding and periodic interruptions due to inclement or hazardous weather conditions, and geopolitical events, may not be fully insurable (if at all) or may result in coverage limits being exceeded. In these circumstances, the Company may incur significant costs that could have a material adverse effect on its financial performance and results of operations. Financial assurances may also be required with respect to closure and rehabilitation costs, may increase significantly over time and reserved amounts may not be sufficient to address actual obligations at the time of decommissioning and rehabilitation. Insurance against certain risks may not be available to Almonty at reasonable economic rates or at all. To the extent that Almonty is subject to liabilities that are not economically or otherwise insurable, the payment of such liabilities would reduce the funds available to Almonty.

Page | 45

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Legal Systems

As civil law jurisdictions, Korea, Spain, and Portugal have legal systems which are different from the common law jurisdictions of Canada, Australia, and the United States. Standard legal practices in civil law jurisdictions may result in risks such as (i) a higher degree of discretion on the part of governmental authorities; (ii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations, particularly where those rules and regulations are the result of recent legislative changes or have been recently adopted; (iii) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; and (iv) relative inexperience of the judiciary and courts in such matters. In the case of foreign entities such as the Company doing business in civil law jurisdictions, effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation or in an ownership dispute, may be more difficult to obtain. Additionally, legislation and regulations may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. There can be no assurance that joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by changes in governments, the actions of government authorities or others, or the effectiveness and enforcement of such arrangements.

Reserve and Resource Depletion

The Company’s mineral reserves must be replaced to maintain production levels over the long-term. Mineral reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature and identifying new ore bodies is difficult. The Company’s exploration projects involve many risks and may be unsuccessful. Mineral exploration and development involve substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of the Company’s properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.

Page | 46

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

In addition, assuming the discovery of a commercial ore body, depending on the type of mining operation involved, it may take a substantial amount of time from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves. As a result, there is no assurance that current or future exploration programs will be successful or that new commercially viable deposits or extensions of deposits will be discovered or developed. Depletion of mineral reserves may not be offset by discoveries or acquisitions and divestitures of assets may lead to lower mineral reserves. Reserves estimated in accordance with NI 43-101 may also decrease due to economic factors such as the use of lower metal price assumptions or increased costs assumptions. The Company’s future profitability may be affected if mineral reserves are mined without adequate replacement and the Company may not be able to sustain production to or beyond the currently contemplated mine lives based on current production rates.

Risks Related to Underground Stope Stability

The stability of underground stopes is a critical factor in ensuring the safety and efficiency of mining operations. Stope collapses or ground failures could lead to operational delays, equipment damage, safety hazards, or loss of access to ore bodies. Factors such as unexpected geological conditions, inadequate ground support systems, or seismic activity may increase the risk of collapse. The occurrence of such events could result in significant operational disruptions and financial losses.

Reputational Risk

Damage to the Company’s reputation can be the result of its actual or perceived actions or inactions and a variety of events and circumstances, and could result in negative publicity, whether or not true. Occurrences that may have an adverse effect on the Company’s reputation include the Company’s handling of matters relating to the environment (including tailings and tailings failures), employee relations, mine safety and security and dealings with local community organizations or individuals.

The Company may not be able to resolve such matters before they become public knowledge or become the subject of legal or regulatory proceedings. The growing use of social media to generate, publish and discuss community news and issues and to connect with others has made it significantly easier, among other things, for individuals and groups to share their opinions of the Company and its activities, whether true or not. The Company does not have direct control over how it is perceived by others. In the future, certain matters may affect the Company’s reputation in the view of its stakeholders. Such matters, once publicized, may negatively affect the Company’s reputation. Any damage to the Company’s reputation could result in, among other things, a decrease in the trading price of the common shares, decreased investor confidence, challenges in maintaining positive relationships with the communities in which it operates and other important stakeholders, and increased risks in obtaining permits, financing or social license for the Company’s operations, any of which could have a material adverse effect on the Company’s earnings, cash flows, financial condition or results of operations.

Page | 47

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Geopolitical Risks in Key Operating Regions

The Company’s operations are subject to political and geopolitical risks that could adversely affect its business, financial condition, and results of operations. These risks include changes in government policies, political instability, civil unrest, trade restrictions, expropriation, and the outbreak of war or other hostilities in the regions where the Company operates, including South Korea, Spain, and Portugal and are beyond the Company’s control and may adversely affect the Company’s operations. Additionally, shifts in political attitudes or changes in mining or investment policies in these regions could impact the Company’s profitability and ability to meet its strategic objectives. This could include disruptions to supply chains, regulatory challenges, or increased costs. In particular, relations between South Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between North and South Korea has fluctuated and may increase or change abruptly because of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions, particularly considering the recent leadership change, and possible responses from the international community. Tensions have escalated on the Korean peninsula, and there can be no assurance that the level of tension will not escalate further in the future. Any further increase in tensions, which may occur, for example, if military hostilities occur or North Korea experiences a leadership or economic crisis, could have a material adverse effect on the Company’s operations and the market value of its common shares.

Furthermore, there can be no assurance that the political and economic policies of neighbouring countries, including China, Russia and North Korea, in relation to South Korea, will not have adverse economic effects on the development of the Company’s mining projects, including its ability to access power, transport (including across borders) and sell its products and access construction labour, supplies and materials.

Failure to comply strictly with applicable laws, regulations, and local practices relating to mineral rights applications and tenure could also result in substantial fines, loss, reduction, or expropriation of entitlements. While the Company operates in politically stable regions, the mining industry is inherently exposed to these risks, which could impact profitability or delay projects.

Page | 48

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Public Allegations, Regulatory Investigations or Litigation

The Company at one time conducted exploration and mining operations in a number of jurisdictions and, as a result of such activities and operations or current or future activities and operations, may be subject to governmental or regulatory investigations and claims in or regarding those jurisdictions, including jurisdictions in which it is not currently active. A serious allegation, formal investigation by regulatory authorities or other legal claim (in each case, regardless of the ultimate decision) could have a material adverse impact on the Company, its reputation and its share price.

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company has in the past and may in the future be involved in various legal proceedings. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure or alleged failure to comply with disclosure obligations. The Company may be required to defend against any such public allegations, regulatory investigations or other claims that are asserted against it, or may deem it necessary or advisable to initiate legal proceedings to protect its rights. The expense and distraction of any such public allegations, regulatory investigations or other claims or proceedings, even with respect to claims that have no merit and whether or not resolved in the Company’s favour, could materially and adversely affect its business, operating results, and financial condition. There may also be considerable cost and disruption in responding to allegations, investigations or claims and taking any remedial action. Further, if an investigation, claim or proceeding were resolved against the Company or if it were to settle any such dispute, the Company may be required to pay damages and costs or refrain from certain activities, any of which could have a material adverse impact on the Company’s business, operating results, and financial condition.

The results of litigation cannot be predicted with certainty. While the Company is not aware of any possible legal proceedings that could have a material adverse effect on its financial position, future cash flow or results of operations of the Company. If the Company cannot resolve disputes favourably, or if there is significant reputational damage as a result of any real or frivolous claim, the Company may face increased costs or liabilities to third parties, impairment of assets, lost revenues and the Company’s activities and operations, financial condition, results of operations, future prospects and share price may be adversely affected.

Environmental and Global Climate Change Risks

Almonty’s operations are subject to numerous environmental laws and regulations, all of which can impose substantial costs and liabilities on the Company. Violations of environmental requirements or permits may result in fines, sanctions, orders to install pollution control equipment, or even suspension of operations. These regulations, often mandating standards for waste disposal, emissions, and land reclamation, can increase operational costs and complexity. Frequent amendments or new legislation may adversely affect the Company’s operations, financial condition, or competitive position. The Company may face costly claims and lawsuits by authorities and third parties relating to environmental matters.

Page | 49

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Additionally, the potential impacts of global climate change amplify many of these environmental risks. Various governments have adopted or are considering regulations to mitigate climate change. These regulations may impose stricter emission limits, carbon taxes, or other measures that could require Almonty to incur substantial additional costs. The resulting increase in expenditures for pollution control, monitoring systems, and compliance reporting could harm the Company’s cost competitiveness. Inconsistent regulatory frameworks may complicate compliance efforts and impact the Company’s financial performance.

Heightened public awareness of climate change may generate more intense scrutiny of Almonty’s activities. Even in the absence of formal mandates, stakeholders such as investors, customers, and local communities may expect the Company to demonstrate robust sustainability practices. Failure to meet expectations or negative publicity could harm the Company’s reputation, limit financing, or reduce marketability. Physical effects of climate change, such as extreme weather, changing rainfall, water shortages, or wildfires, could disrupt operations, damage equipment, and introduce safety risks. Geographical vulnerabilities at each site compound these uncertainties and may require adaptation measures. Costs for insurance, repairs, shutdowns, and slower production cycles could increase, eroding earnings and investor confidence.

These environmental and climate-related uncertainties, regulations, and compliance efforts could negatively impact the Company’s production, operating results, and financial condition. Evolving environmental obligations and climate change challenges may require Almonty to revise strategies, allocate resources to compliance, and adopt new technologies. Inability to anticipate or respond to changes, obtain regulatory approvals, or maintain community support could affect Almonty’s access to resources, output levels, and long-term competitiveness.

Costs of Land Reclamation

Reclamation is the responsibility of the mine operator and in some cases the Company is responsible for early-stage exploration reclamation. Given the Company’s mix of producing, developing, and care-and-maintenance assets in multiple jurisdictions, it is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such revisions could be required on a site-specific basis, particularly where operational plans or mine life estimates are modified. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.

Technological Obsolescence

The Company’s ability to remain competitive depends on the adoption of advanced mining and processing technologies. Failure to innovate or integrate new technologies could lead to inefficiencies, higher costs, and diminished competitiveness. The capital-intensive nature of technological upgrades poses additional financial risks, especially if investments do not yield the expected returns.

Page | 50

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Management of Growth

Almonty may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of Almonty to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Almonty to deal with this growth could have a material adverse effect on its business, operations and prospects.

Cybersecurity and Data Protection

The Company relies on its information technology systems, including its networks, equipment, hardware, software, telecommunications and other information technology (collectively, “IT Systems”), and the IT Systems of its vendors and third-party service providers, to operate its business. IT Systems are subject to an increasing threat of risks from sources including computer viruses, cyber-attacks, ransomware, malware, security breaches, power loss, system disruptions, natural disasters, defects in design and other manipulation or improper use. These risks are evolving as IT Systems and cybersecurity attacks or breaches become more sophisticated and prevalent. These cyber-attacks are also becoming increasingly sophisticated through the use of artificial intelligence and machine learning tools and tactics and are often well-funded, including in some cases by state sponsors. These disruptions may also occur for non-malicious reasons, such as the widespread server-related outages. Any of these occurrences may result in, among other things, unauthorized access or damage to, or temporary or permanent disruption or failure of, one or more of the Company’s IT Systems (collectively, “IT Disruptions”).

The Company’s operations depend on the timely maintenance, upgrade and replacement of its IT Systems, as well as expenditures to mitigate cybersecurity risks and the possibility of IT Disruptions. Increasingly, the operating and control systems at the Company’s mines and projects rely on IT Systems to monitor and optimize performance, as the Company continues to adopt remotely controlled mining techniques and electrify its equipment. The Company’s financial control and accounting systems depend on its IT Systems and its workforce increasingly works remotely, which has further increased the Company’s reliance on its IT Systems and associated risks. Adoption of new technology that promotes operational efficiency, such as the use of artificial intelligence, fleet electrification and autonomous vehicles, may further expose the Company’s IT Systems to risk. As the Company’s use of IT Systems increases and evolves and cybersecurity attacks become more sophisticated or pervasive, the Company may have to incur significant costs to upgrade its IT Systems to protect against IT Disruptions. New or improved IT Systems that the Company procures may have defects, not be installed properly or not integrate with its other IT Systems.

Third-party vendors and service providers (including information technology service providers) may themselves be victims of IT Disruptions which may have an adverse consequential impact on the Company and its operations. For example, in July 2024, many companies experienced significant operational issues as a result of server-related outages caused by CrowdStrike’s defective software update.

Page | 51

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

The occurrence of one or more IT Disruptions could have effects, including damage to the Company’s equipment, including mining equipment, production downtimes, operational delays, loss or corruption of data, compromise of confidential or otherwise protected information, delay in the delivery of supplies and services, increased health and safety risks, increases in capital expenditures, loss of production, accidental discharge of regulated materials, expensive remediation efforts, distraction of management, damage to the Company’s reputation and events of non-compliance, which could lead to regulatory fines or penalties, or ransom payments. Any of the foregoing could have a material adverse effect on the Company’s results of operations and financial performance. There can be no assurance that the Company will not incur losses related to IT Disruptions in the future.

Health and Pandemic Risks

Global health crises, such as pandemics or epidemics, can disrupt the Company’s operations by impacting employee availability, supply chains, and demand for end products. Restrictions on movement, mandatory quarantines, or other government-imposed measures may delay project timelines, increase costs, or limit access to critical infrastructure. Additionally, health crises could expose the Company to unforeseen liabilities or require additional expenditures to ensure workplace safety.

In addition, the actual or threatened spread of a pandemic or other health emergency globally, and responses of governments and others to such actual or threatened consequences, could also have a material adverse effect on the global economy, could negatively affect financial markets, including the price of tungsten and the trading price of the Company’s common shares, could adversely affect the Company’s ability to raise capital, and could cause interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive. If the price of tungsten declines, the Company’s revenues from its operations will also decline. Any of these developments, and others, could have a material adverse effect on the Company’s business and results of operations.

Opposition to Mining

Almonty’s business may be affected by environmental activists who engage in activities intended to disrupt Almonty’s business operations. As a result, there could be delays or losses in transportation and deliveries of minerals to Almonty’s customers, decreased sales of Almonty’s minerals and extension of time for payment of accounts receivable from Almonty’s customers, which could have a material adverse effect on Almonty’s business, financial condition and results of operations.

Page | 52

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. Almonty anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted or amended corporate governance requirements. The additional demands associated with being a public company may also disrupt regular operations of the Company’s business by diverting the attention of some of its senior management team away from revenue-producing activities to management and administrative oversight, adversely affecting the Company’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing the Company’s businesses. In addition, failure to comply with any laws or regulations applicable to the Company as a public company may result in legal proceedings and/or regulatory investigations, and may cause reputational damage. Any of these effects could harm the Company’s business, financial condition and results of operations.

As a public company, particularly after the Company is no longer an “emerging growth company” as defined under the JOBS Act, the Company will incur significant legal, accounting and other expenses that the Company did not incur prior to being listed in the United States. In addition, the Sarbanes-Oxley Act, and rules implemented by the Securities and Exchange Commission and the Nasdaq Capital Market, impose various other requirements on public companies, and the Company will need to spend time and resources to ensure compliance with reporting obligations under Canadian securities laws, Australian securities laws, as well as obligations in the U.S..

Acquisitions and Synergies

The Company is always actively pursuing the acquisition of exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, it may also acquire securities of, or other interests in, companies with respect to which it may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including:

●	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;
●	ability to achieve identified and anticipated operating and financial synergies;
●	unanticipated costs;
●	diversion of management attention from existing business;
●	potential loss of its key employees or the key employees of any business that the Company acquires;
●	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and
●	decline in the value of acquired properties, companies or securities.

Page | 53

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Any one or more of these factors or other risks could cause the Company not to realize the benefits anticipated to result from the acquisition of properties or companies and could have a material adverse effect on its ability to grow and on its financial condition.

An important factor in the success of an acquisition is the ability of the acquirer’s management in managing the Company’s business and that of the acquired company and, if appropriate, integrating all or part of that company’s business with that of the acquirer. The integration of two businesses can result in unanticipated operational problems and interruptions, expenses and liabilities, the diversion of management attention and the loss of key employees and their knowledge.

There can be no assurance that a business integration will be successful or that it will not adversely affect the business, results of operations, financial condition or operating results of the acquirer and, as a result, the price of the Company’s publicly traded securities. In addition, the Company may incur charges related to the acquisition of the acquired company and related to integrating the two companies. There can be no assurance that the Company, in the case of its recent acquisitions, will not incur additional material charges in the future to reflect additional costs associated with the acquisition or that all of the benefits expected from the acquisitions will be realized.

While the Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, it cannot be certain that it will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and to operating acquired properties and companies could have a material adverse effect on results of operations and financial condition. In addition, to acquire properties and companies, the Company may need to use available cash, incur debt, and issue common shares or other securities, or a combination of any one or more of these. This could limit its flexibility to raise capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

While at the present time the Company has no binding agreements, it is always actively pursuing potential acquisitions. The Company can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into its operations. The Company also cannot provide any assurance that if it issues equity securities in connection with an acquisition, such issuance will not be dilutive. If the Company fails to manage its acquisition and growth strategy successfully, it could have a material adverse effect on its business, results of operations and financial condition.

Page | 54

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Anti-Corruption and Anti-Bribery Laws

The Company’s operations are governed by, and involve interactions with, various levels of government in numerous countries. The Company is required to comply with anti-corruption, anti-bribery and sanctions laws, including the Corruption of Foreign Public Officials Act (Canada), the Criminal Code Act and Corporations Act (Australia) and the United States’ Foreign Corrupt Practices Act, as well as similar laws in the countries in which the Company or its contractual counterparties conduct their business. There has been a general increase in the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment of companies convicted of violating these laws. The Company may be found liable for violations by not only its employees, but also by its third-party agents. Measures that the Company has adopted in attempt to mitigate these risks may not be effective in ensuring that the Company, its employees or third-party agents will comply strictly with such laws. If the Company is subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company which could result in a material adverse effect on the Company’s reputation, financial performance and results of operations. If the Company chooses to operate in additional foreign jurisdictions in the future, it may become subject to additional anti-corruption, anti-bribery and sanctions laws in such jurisdictions.

Canada’s Extractive Sector Transparency Measures Act

The Extractive Sector Transparency Measures Act (Canada) (“ESTMA”) requires public disclosure of certain payments to governments by companies engaged in the commercial development of minerals which are publicly listed in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments, including aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure reporting or structuring payments to avoid reporting. If the Company becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties or sanctions which may also have a material adverse effect on the Company’s reputation.

Page | 55

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Ukraine Conflict

The conflict between Russia and Ukraine, which began in early 2022, remains ongoing and has contributed to heightened geopolitical instability and global economic uncertainty. A wide range of sanctions, trade restrictions, and other measures have been imposed on Russia by the international community, and many businesses have withdrawn from the Russian market. The continuation or potential escalation of the conflict may further disrupt global supply chains, impact commodity markets, create inflationary pressures, and affect financial markets.

While the Company does not maintain direct operations in Russia or Ukraine, it may be indirectly affected by broader economic consequences arising from the conflict, including changes in the availability and cost of materials, transportation disruptions, and potential shifts in customer demand. The extent and duration of these impacts remain uncertain.

Management has taken measures intended to support the ongoing sustainability of the Company’s operations. However, given the evolving nature of the conflict and the uncertainty regarding future developments, including the potential for further sanctions, regulatory changes, or economic disruption, the conflict could adversely affect the Company’s business, financial condition, and results of operations in ways that cannot currently be predicted.

Risks Related to the U.S. Domestication

As disclosed previously, Almonty announced the U.S. Domestication. There are certain risks related to such redomiciling and the arrangement pursuant to which the redomiciling will be accomplished (the “Arrangement”).

Disruptions to the Company’s Business

If the Company effects the U.S. Domestication, the Company anticipates significant increases in legal, accounting and other expenses. Such redomiciling may require a significant amount of time, cost and focus from management and other employees, which may divert attention from the Company’s commercial activities. In addition to shareholder approval, such redomiciling will require approval by the Nasdaq Capital Market. As a U.S. public company, the Company would no longer be able to take advantage of Canadian rules and would be subject to additional governance and disclosure requirements, including Nasdaq Capital Market requirements and the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. If any reincorporation activities that the Company undertakes in the future fail to achieve some or all of the expected benefits therefrom, the Company’s business, results of operations and financial condition could be materially and adversely affected.

Page | 56

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Canadian Corporate Tax Risk

For Canadian tax purposes, on the date of the Arrangement the Company will be deemed to have a year end and to have disposed of all of the Company’s property for proceeds equal to the fair market value of that property. The Company will also be subject to an additional corporate emigration tax imposed on the amount, if any, by which the fair market value of the Company’s property, net of certain liabilities, exceeds the paid-up capital of the Company’s issued and outstanding common shares.

The quantum of tax payable, if any, by the Company upon the Arrangement will depend upon a number of considerations including whether the Company reorganizes and/or winds up one or more of its subsidiaries prior to the Arrangement becoming effective, the valuation of the Company’s assets, the amount of its liabilities, its shareholder composition, as well as certain Canadian tax amounts, accounts and balances of the Company, each as of the time of the Arrangement. There could be material adverse tax consequences that result from the Arrangement or the transactions completed in relation to the Arrangement in Canada. In addition, it is possible that following the Arrangement, the Canada Revenue Agency may disagree with the Company’s determination of the fair market value of its properties at the relevant time and/or the Company’s determination of any of its tax accounts or tax attributes. As a result, the quantum of Canadian tax payable by the Company may materially exceed the Company’s estimates at that time. Any such adverse tax consequences could materially adversely affect the Company and its share price. For additional information on the Canadian federal income tax consequences of the Arrangement, see the section entitled “Certain Canadian Federal Income Tax Considerations Related To The Arrangement” of the management information circular of the Company dated January 31, 2025 and filed on February 4, 2025, prepared for the purposes of the special meeting of the shareholders of the Company held on February 27, 2025.

16.	Restoration Provision

Included in other long-term liabilities are provisions for the future restoration of the Company’s mining properties, in accordance with local requirements, as follows:

Balance at December 31, 2023	22,821
Revisions in estimated cash flows and changes in assumptions	579
Accretion expense	495
Translation adjustment	396
Balance at December 31, 2024	24,291
Revisions in estimated cash flows and changes in assumptions	133
Accretion expense	223
Translation adjustment	1,489
Balance at June 30, 2025	26,136

As at June 30, 2025, there is a restoration provision of $21,885 (December 31, 2024 - $20,122) with respect to the Panasqueira Mine, representing management’s estimate of the present value of the rehabilitation costs relating to the mine site totaling $23,694 and are to be incurred after the mine ceases production subsequent to 2045. BTW has assumed an inflation rate of 2.0% per year in calculating its estimates and a discount rate of 0.35%.

Page | 57

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

There is a restoration provision of $1,038 (December 31, 2024 - $1,008) with respect to Daytal’s future obligation to restore and reclaim the Los Santos Mine once it has ceased the processing of tungsten from the Los Santos Mine. The restoration provision represents management’s estimate of the present value of the rehabilitation costs relating to the mine site totalling $1,282 and are to be incurred beginning in 2027 after Daytal ceases processing operations. Daytal has used a 5.5% discount rate and assumes an inflation rate of 2.0% per year in calculating its estimates. The Company has filed, and is awaiting final approval of its mine plan and restoration provision by the relevant authorities in Spain. Banco Popular has posted a bank warranty of $288 (€180) on behalf of Daytal with the Region of Castilla y Leon, Trade and Industry Department as a form of deposit to cover the expected costs of restoring the mining property as required by Daytal’s Environmental Impact Statement that forms a part of its mining and exploitation license on the Los Santos Mine.

There is a restoration provision of $3,213 (December 31, 2024 - $3,161) with respect to the Sangdong Mine. The provision was determined based on a levy imposed by the relevant local government authority.

17.	Emerging Market Issuer Disclosure

Asset Verification

The Company’s title to the Sangdong Mine is held through its wholly-owned subsidiary, Almonty Korea Tungsten Corporation (“AKTC”), which holds the relevant mining rights and permits as required under the laws of Korea.

The Company is satisfied as to its ownership of its property interests in the Sangdong Mine through: (a) the receipt and review of title opinion dated July 15, 2025 regarding the Company’s mineral rights to the mine provided by the Company’s Korean legal counsel, which is a law firm recognized as having expertise in energy and natural resources law matters; (b) searches conducted in the mining registry of the relevant Korean government authorities, in which all applications, grants, transfers and assignments of exploration permits, mining concessions and other evidence of mineral rights to conduct exploration and mining activities are registered and recorded; (c) correspondence with the relevant authorities pursuant to which exploration and mining plans, as well as detailed reports of work performed and geological and technological studies, are required to be submitted; and (d) review, negotiation and execution of various agreements relating to the acquisition or transfer of certain mining titles. As of the date of this report, the Company has obtained and maintains all material title opinions and supporting documentation in respect of the mineral rights of the Sangdong Mine.

AKTC holds exclusive real property rights over the Sangdong Mine during the validity period of its mining rights (excavation rights). However, if the Minister of Trade, Industry and Energy (the “Minister”) deems the mining operation to be detrimental to the public interest or interfering with projects of national importance, the Minister has the power to revoke the mining rights or order a reduction of the mining area in accordance with Article 34 of the Mining Industry Act.

Page | 58

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Legal Right to Conduct Operations

Korea has an established Mining Industry Act which defines the mining rights guaranteed by the government of Korea. As a result, the Company and other foreign mining companies are generally able to operate predictably and stably in that country.

Except for relatively small areas in the south in the main river valley and a few small areas of vegetable farms, the Sangdong Mine is on government land. On government (i.e., non-private) land, an environmental security bond must be lodged. On private land, access must be negotiated with the individual landowner(s). In the case of mining, there is no formal mediated process for land disturbance, and the purchase or lease of the surface rights would have to be negotiated with the landowner(s).

AKTC has obtained all permits required for the conduct of its business as presently conducted, including the grant of the extraction right and authorization of extraction plan by the Ministry of Economy and Finance of Korea in relation to the Sangdong Mine. AKTC holds, or may be required to obtain in the future, certain customary or routine permits, licenses, or other regulatory approvals in the ordinary course of its operations.

The Company has retained reputable legal counsel in Korea to provide necessary or prudent advice, guidance and/or opinions relating to the Company, including as to the Company’s (and its subsidiaries’) legal right to conduct business in Korea.

The Company is not aware of, and has not received notice of, any non-compliance with any requirements with respect to permits, licenses or other regulatory approvals required to carry on its business in Korea as currently conducted. Further, the Company is not aware of any material restrictions against foreign investment in Korean companies, nor any material legal requirements imposed on foreign ownership of Korean mining companies. To the best knowledge of the Company, the Company and AKTC are in compliance with all foreign investment regulations in Korea.

Foreign Operating Entity

The Company has incorporated and maintains subsidiaries as they are relevant to the jurisdictions in which the Company undertakes its operations and enables the Company’s compliance with its corporate and commercial obligations within each of the legal frameworks of those countries. The Company maintains the subsidiaries as separate operating entities to limit the Company’s liability for its operations and business across multiple jurisdictions, to diversify risk and to allow for increased efficiencies. The Company has implemented a system of corporate governance, ICFR and DC&P that apply at all levels of the Company and its subsidiaries. These systems are overseen by the Board of Directors and implemented by the Company’s senior management.

The Company’s corporate structure has been designed to ensure that the Company controls, or has a measure of direct oversight over, the operations of its subsidiaries. Almonty owns a 100% indirect ownership interest in the Sangdong Mine through its subsidiaries. Almonty’s interest in the Sangdong Mine is held by AKTC, which owns a 100% direct interest in the Sangdong Mine. AKTC is a wholly-owned direct subsidiary of Woulfe Mining Corp., itself a wholly-owned direct subsidiary of Almonty.

Page | 59

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

The Company, as the direct or indirect controlling shareholder of its subsidiaries, has visibility into and effective control of the operations and assets of its subsidiaries. For example, the Company, directly or indirectly, has the power to appoint and dismiss any of its subsidiaries’ directors at any time. The directors of each subsidiary then have the power to appoint and dismiss such subsidiaries’ officers at any time, give instructions to such officers, and require such officers to comply with their fiduciary and other obligations. As the direct or indirect controlling shareholder of its subsidiaries, the Company’s approval will be required for any fundamental changes requiring shareholder approval. The Company, as shareholder, can also enforce its rights by way of various shareholder remedies available to it under local laws. In addition, as the direct or indirect controlling shareholder of its subsidiaries, the Company is able to cause each subsidiary to transfer funds, by way of dividend, capital reduction or other right as a shareholder under the applicable law, to the Company to fund the expenses of the Company, including the salary of its officers, director fees, legal fees or the costs of any investigation that the Board of Directors or the Audit Committee (as hereinafter defined) may need to undertake in order to comply with their fiduciary obligations to the Company.

The current members of the board of directors of AKTC are Antonio Correa de sa, Daniel D’Amato and Lewis Black, and the representative director of AKTC is Lewis Black. Pursuant to the Articles of Incorporation of AKTC, the term of office of a director shall be three years; provided, however, that such term shall be extended until the conclusion of the ordinary general meeting of shareholders for the final settlement of accounts within the term. According to Article 385 of the Korean Commercial Code, a director may be removed at any time by a resolution of the general meeting of shareholders passed by the affirmative votes of not less than two-thirds of the voting rights of the shareholders present and not less than one-third of the total number of issued shares. However, if the director is removed before the expiration of his or her term without just cause, the director may claim compensation for damages resulting from such dismissal against AKTC. In the case of removing a representative director while retaining his or her position as a director, as AKTC’s Articles of Incorporation stipulate that the representative director be appointed by a resolution of the general meeting of shareholders, with the approval of a majority of the shareholders present and at least one-quarter of the total issued shares, the removal and replacement of a representative director may also be carried out according to the same procedure, and Article 385 of the Korean Commercial Code would not apply.

The Company’s books and records are located at the principal office of the Company. The minute books, corporate seal (if applicable) and records of AKTC are held in Seoul, Korea. There are no restrictions on the Board of Directors from accessing the books and records of the Company.

The Company confirms that there are no material agreements that involve AKTC that have not been identified as a material contract of the Company and that could reasonably be considered a material contract if the Company itself were a party to the agreement. A “material change” in the business, operations or capital of AKTC would be regarded as a material change for the Company.

Page | 60

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Shareholder Rights

The Company is a corporation existing under the Canada Business Corporations Act (the “CBCA”) and is a reporting issuer in the provinces of Ontario, Alberta and British Columbia. Shareholders of the Company have all rights and remedies available to them under the CBCA and applicable securities laws.

The fact that the Sangdong Mine is located in Korea and that title to the mine is held by AKTC, which is incorporated under Korean law, does not affect a shareholder’s ability to exercise statutory rights and remedies against the Company under applicable securities laws. However, the enforcement of a judgment obtained in a Canadian court could be adversely affected by the fact that certain of the Company’s assets are located outside of Canada, including the Sangdong Mine. Further, certain directors and officers are resident outside of Canada. The enforcement of judgments obtained in a Canadian court against such directors or officers of the Company may be adversely affected by the fact that they reside outside of Canada.

Management Experience in Foreign Jurisdiction

The Board of Directors and officers of Almonty have some but generally limited experience conducting business in Korea.

For directors and officers with limited experience conducting business in Korea, in order to facilitate such individuals familiarizing themselves with: (i) the laws and legal/operational requirements of Korea; (ii) the role the government of Korea has in the Company’s Korean operations; and (iii) the local business culture and practices in Korea, including differences in banking systems and controls as between Korea and the jurisdiction(s) they are familiar with, the Company has taken the following measures:

●	the Company has facilitated visits of such individuals to Korea as well as the material projects of the Company;

●	the Company has engaged English-speaking local legal counsel in Korea;

●	there is active communication among and between directors and officers with experience conducting business in Korea and those with more limited experience in Korea; and

●	regular updates on current events and business in Korea are shared among directors and officers.

Of the current members of the Board of Directors, a majority have visited Korea and the Sangdong Mine. The members of the Board of Directors receive regular updates regarding the Company’s operations in Korea and are able to discuss with local management in Korea on a regular basis via teleconference/telephone.

Internal Control over Financial Reporting

The Company maintains ICFR with respect to its operations in emerging jurisdictions by taking various measures. Certain of the Company’s key employees have the relevant language proficiency (Korean in Korea), local cultural understanding, and relevant work experience in each of the Company’s operating jurisdictions, which facilitates better understanding and oversight of the Company’s operations in the foreign jurisdictions in the context of internal controls over financial reporting.

Page | 61

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Differences in banking systems and controls between Canada and Korea are addressed by having stringent controls over cash in all locations, especially over access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations in Korea on a regular basis, and the segregation of duties.

The difference in cultures and practices between Canada and Korea is addressed by employing competent staff in Canada and Korea who are familiar with the local laws, business culture, and standard practices, have local language proficiency, are experienced in working in the jurisdiction and in dealing with the relevant governmental authorities, and have experience and knowledge of the local banking systems and treasury requirements.

The foreign subsidiaries also have established practices, protocols, and routines in place for the distribution of their excess cash to the Company. Furthermore, the opening and closing of bank accounts in the name of a foreign subsidiary is controlled, overseen, and approved by the Company.

The Company will ensure the flow of funds between Canada and Korea functions as intended by:

●	controlling the Company’s treasury management and control over bank accounts;

●	appointing common directors and/or officers of the Company and the foreign subsidiary;

●	closely monitoring the finance departments in Korea; and

●	by regular personal visits by the CEO, CFO, other key executives and members of the Board of Directors to Korea.

Page | 62

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

18.	Forward-looking Information

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements.

You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to demand for tungsten, tungsten prices, tungsten recovery and production, reductions in operating and unit production costs, improvements in efficiencies or reduction in dilution, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting timelines, the success of mine development and construction activities, the success of future mine operations, the success of other future business operations, the U.S. Domestication, requirements for additional capital and sources and uses of funds.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the absence of material adverse changes in its industry or the global economy including interest rate fluctuations, inflationary pressures, supply chain disruptions, and commodity market volatility, trends in its industry and markets, including the competitive environment, the ability of the Company to maintain its interests in its mineral projects, including with respect to title, access, and permitting matters, the Company’s ability to manage risks normally incidental to the exploration, development and operation of mineral properties, the Company’s ability to maintain good business relationships with key stakeholders, including customers, suppliers, lenders, regulators, and local communities, the Company’s ability to manage potential uncertainties in the interpretation of geological data, drill results and market data, including data related to pricing trends, demand forecasts, and competitive positioning, the Company’s ability to manage the possibility that future exploration, development or mining results may not be consistent with its expectations, the accuracy of the Company’s mineral resource and reserve estimates and their underlying assumptions, including with respect to cut-off grades, recovery rates, and long-term commodity prices, the adequacy and availability of infrastructure (including power, water, roads, and processing capacity) at or near the mineral properties, the timely receipt and maintenance of necessary governmental and third-party approvals, permits, licenses, authorizations and regulatory compliance obligations, the Company’s ability to comply with current and future environmental, health and safety, and other regulatory requirements and to timely obtain and maintain required regulatory approvals, licenses and permits, the Company’s expectation that its operations will not be significantly disrupted as a result of political instability, pandemics and communicable diseases, nationalization, terrorism, sabotage, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks, the Company’s ability to execute construction and development activities on schedule and within budget, the Company’s ability to recruit, retain and engage qualified personnel and contractors in all required jurisdictions, the Company’s ability to raise sufficient debt or equity financing to support its continued growth, the Company’s ability to continue to have sufficient working capital to fund its operations, the performance of counterparties under offtake agreements, supply arrangements, financing agreements, and other material contracts, that input costs, including energy, labour, equipment, and materials, will not increase materially beyond current expectations, that the price of tungsten and other metals and commodities will not decline significantly or for a protracted period of time, that the global financial markets and general economic conditions (including trade and monetary policies, currency exchange rates and rates of inflation) will be stable and conducive to business in the future, the Company’s ability to maintain the security and integrity of its information technology systems and mitigate the impact of any potential cybersecurity threats and the Company’s ability to meet increasing expectations regarding environmental, social and governance (ESG) matters from regulators, investors, and other stakeholders.

Page | 63

Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the inability of the Company to maintain its interest in its mineral projects or to obtain or comply with all required permits and licenses, risks normally incidental to exploration and development of mineral properties, uncertainties in the interpretation of drill results, the possibility that future exploration, development or mining results will not be consistent with expectations, changes in governmental regulation adverse to the Company, lack of adequate infrastructure at the mineral properties, economic uncertainties, the inability of the Company to obtain additional financing when and as needed, competition from other mining businesses, the future price of tungsten and other metals and commodities, fluctuation in currency exchange rates, title defects and other related matters. Any of these risks could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects. Readers should consider reviewing the detailed risk discussion in Section 15 of this MD&A for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations and that could cause the Company’s actual results, performance or achievements to be materially different from any anticipated results, performance or achievements expressed or implied by forward-looking statements.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward- looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS MD&A REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS MD&A AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

19.	General

The Company’s management is responsible for the preparation of the Company’s unaudited interim condensed consolidated financial statements as well as other information contained in this MD&A. The Board of Directors is required to ensure that management assumes its responsibility in regard to the preparation of the Company’s financial statements. To facilitate this process, the Board of Directors has created an audit committee (the “Audit Committee”). The Audit Committee met with members of the management team to discuss the operating results and the financial results of the Company, before making their recommendations and submitting the Interim Financial Statements and MD&A to the Board of Directors for review and approval. Following the recommendation of the Audit Committee, Board of Directors approved the Interim Financial Statements and this MD&A on August 14, 2025.

The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

Adam Wheeler, B.Sc, M.Sc, C. Eng., an independent qualified person pursuant to NI 43-101, reviewed, prepared or supervised the preparation of, and approved, the information upon which the scientific and technical information relating to the Company’s mineral properties contained in this MD&A is based.

20.	Additional Information

Additional information relating to the Company, including the Interim Financial Statements and the Company’s Annual Information Form dated March 20, 2025, is available on the Company’s website at www.almonty.com and on SEDAR+ at www.sedarplus.ca under Almonty’s profile.

21.	Management’s Responsibility for Financial Statements

The information provided in this MD&A, including the Company’s financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgements and have been properly reflected in the accompanying financial statements.

August 14, 2025

On behalf of the Company’s management and the Board of Directors,

“Lewis Black”

Chairman, President and Chief Executive Officer

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Management’s Discussion and Analysis

Three and Six Months Ended June 30, 2025

Dated: August 14, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Glossary of Terms

A$	Australian dollars

APT	ammonium para tungstate is an intermediate product which is one of the principal chemical forms in which tungsten is traded

ASX	Australian Securities Exchange

Board of Directors	the board of directors of the Company

C$	Canadian dollars

CDI	CHESS Depositary Interests, the form under which the Company’s common shares trade on the ASX, with each CDI representing a single common share

concentrate	the valuable fraction of an ore that is left after waste material is removed in processing

€	Euros

Frankfurt	Frankfurt Stock Exchange

KRW	Korean Won

MTU	metric tonne unit, equal to 1 percent of a metric tonne or 10 kg (22.046 pounds) of contained WO3

NI 43-101	National Instrument 43-101 – Standards of Disclosure for Mineral Projects

NI 52-109	National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings

scheelite	a brown tetragonal mineral, CaWO4. It is found in pneumatolytic veins associated with quartz and fluoresces to show a blue colour. Scheelite is a mineral of tungsten

tonne	a metric unit equal to 1,000 kg (2,204.6 pounds)

TSX	Toronto Stock Exchange

tungsten concentrates	concentrates generally containing between 40 and 75 percent WO3

US$	United States dollars

WO3	tungsten tri-oxide, a compound of tungsten and oxygen

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